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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                 GRIST MILL CO.
                           (Name of Subject Company)

                                 GRIST MILL CO.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     (AND ASSOCIATED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   398629204
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                GLEN S. BOLANDER
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                                 GRIST MILL CO.
                               21340 HAYES AVENUE
                        LAKEVILLE, MINNESOTA 55044-0430
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                With a copy to:

                            CHARLES H. PERLMAN, ESQ.
                BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG
                       333 WEST WACKER DRIVE, SUITE 2700
                            CHICAGO, ILLINOIS 60606
                                 (312) 984-3100

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Grist Mill Co., a Delaware corporation (the "Company"), and the address of the principal executive office of the Company is 21340 Hayes Avenue, Lakeville, Minnesota 55044-0430. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates is common stock, par value $.10 per share, of the Company (the "Common Stock"), including the associated rights to purchase shares of Common Stock issued pursuant to the Rights Agreement (the "Rights Agreement") dated May 22, 1996, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent, as amended (the "Rights", and together with the Common Stock, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer by IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated March 17, 1998 (the "Schedule 14D-1"), to purchase all outstanding Shares at a purchase price of $14.50 per Share (the "Offer Consideration"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 17, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of March 10, 1998, among IHF, Parent, Purchaser and the Company (the "Merger Agreement" and together with the Stockholder Agreement and the Option Release Agreements (each as hereinafter defined), the "Transaction Documents"). The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation as a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of IHF (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), among other things, each share of Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Common Stock owned, directly or indirectly, by the Company or any wholly owned subsidiary of the Company or owned by IHF, Parent, Purchaser or any other wholly owned subsidiary of Parent or IHF, which shares shall be canceled pursuant to the Merger Agreement, and other than shares of Common Stock ("Dissenting Shares") held by stockholders who shall have fully complied with the statutory procedures set forth in the General Corporation Law of the State of Delaware (the "DGCL") for the assertion of appraisal rights in respect of such shares) will be canceled and converted automatically into the right to receive an amount equal to the Offer Consideration, or such higher price, if any, as is paid in the Offer (the "Merger Consideration"), payable to the holder thereof in cash, without any interest thereon, less any required withholding taxes, upon surrender and exchange of the certificate representing such share of Common Stock. In connection with the Merger, each then outstanding option to purchase or acquire shares of Common Stock under the Company's 1986 Non-Qualified Stock Option Plan (the "Stock Option Plan"), whether or not then exercisable or vested (collectively, the "Options"), will be, except under certain circumstances relating to persons subject to Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), canceled and will represent the right to receive an amount (subject to any applicable withholding tax) in cash for each share of Common Stock subject to such Option equal to the difference between the per share Merger Consideration and the per share exercise price of such Option to the extent such difference is a positive number.

     Pursuant to the Merger Agreement, the Company has granted to Purchaser an irrevocable option (exercisable only if (a) the Funding Date (as defined herein) shall have occurred, (b) upon such exercise, Purchaser shall own at least 90% of the then outstanding shares of Common Stock and (c) such exercise would not violate applicable law) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as hereinafter defined). As used in the Merger Agreement, the term
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"Funding Date" means the date that funds necessary to pay for the Shares accepted for payment pursuant to the Offer have been tendered to the paying agent as provided for in the Merger Agreement.

     Concurrently with the execution of the Merger Agreement, Purchaser and Parent entered into a Stockholder Agreement, dated March 10, 1998 (the "Stockholder Agreement"), with the Company and Glen S. Bolander, the President and Chief Executive Officer of the Company (the "Selling Stockholder"), who has
(i) agreed to tender into the Offer an aggregate of 403,899 Shares, (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock beneficially owned by the Selling Stockholder as a result of the exercise of certain Options, and
(iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event, prior to any termination of the Merger Agreement.

     As set forth in the Schedule 14D-1, the principal executive offices of Purchaser are located at 1633 Littleton Road, Parsippany, New Jersey 07054.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Statement are to the "Company" and its direct subsidiaries, viewed as a single entity.

     (b) Except as described herein and in Annex A hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates; or (2) IHF, the Parent or the Purchaser, their respective officers, directors and affiliates.

     In considering the recommendation of the Board of Directors set forth in
Item 4 below the Company's stockholders should be aware that certain members of the Company's management and certain members of the Company's Board of Directors have interests in the Offer and the Merger, which are described herein and in Annex A hereto and which may present them with certain conflicts of interest. The Board of Directors was aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

                              THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission (as hereinafter defined) as an exhibit to the Schedule 14D-1. The Merger Agreement may be examined, and copies thereof may be obtained, as set forth in Section 8 of the Schedule 14D-1.

     The Offer. The Merger Agreement provides for the commencement of the Offer, in connection with which Purchaser and Parent have expressly reserved the right to amend or modify the terms of the Offer at any time prior to acceptance of Shares for payment pursuant to the Offer; except that without the prior written consent of the Company (which consent may be withheld in the Company's sole discretion), Purchaser shall not (and Parent shall cause Purchaser not to) (i) decrease the Offer Consideration, change the form of the Offer Consideration or decrease the number of Shares sought pursuant to the Offer; (ii) amend or waive the Minimum Condition (as hereinafter defined); (iii) extend the expiration date of the Offer which shall initially be not less than 20 business days after the date the Offer is commenced; provided, however, that, Purchaser may extend the expiration date of the Offer in certain circumstances. The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date (as hereinafter defined) a number of Shares which constitutes a majority of the Shares outstanding on a fully-diluted basis on the date of purchase ("on a fully diluted basis" meaning, as of any date, the number of Shares outstanding, together with the shares of Common Stock, if any, which the Company may be required to issue, now or in the future, including, without limitation, shares of Common Stock issuable pursuant to options (including, without limitation, the Options), warrants or other rights (excluding the Rights until the earlier of the occurrence, if at all, of a Flip-In-Event or a Stock Acquisition Date (in each case as defined in the Rights Agreement) or obligations outstanding at that date) (the "Minimum Condition"), (ii) the debt financing

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necessary for the consummation of the Offer having been received by Parent and
(iii) the expiration or termination prior to the expiration of the Offer of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Assuming the prior satisfaction or waiver of the conditions to the Offer, Purchaser shall accept for payment, and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Date. The Company will not, nor will it permit any of its subsidiaries to, tender into the Offer any Shares beneficially owned by it. As used in the Offer, the term "Expiration Date" shall mean 12:00 Midnight, New York City time, on April 13, 1998, unless and until Purchaser, in accordance with the terms of the Offer and the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

     Board Representation. The Merger Agreement provides that upon the purchase by Purchaser pursuant to the Offer of such number of Shares which represents a majority of the outstanding shares of Common Stock (on a fully diluted basis), and from time to time thereafter, the parties to the Merger Agreement agree to cause to be elected to the Board of Directors of the Company such number of directors designated by Purchaser, rounded up to the next whole number (but in no event more than two less than the total number of directors on the Board of Directors of the Company, as such number may be increased as provided herein), as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to the product of (i) the number of directors on the Board of Directors of the Company (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (ii) the percentage ("Board Percentage") that such number of Shares so purchased bears to the aggregate number of Shares outstanding. The Company has agreed, upon request by Purchaser and subject to applicable law, to promptly satisfy the Board Percentage by (A) increasing the size of the Board of Directors of the Company or (B) using its reasonable efforts to secure the resignations of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board of Directors of the Company and to cause Purchaser's designees promptly to be so elected, provided that no such action shall be taken which would result in there being, prior to the consummation of the Merger, less than two directors of the Company who are Continuing Directors (as hereinafter defined), except to the extent that all Continuing Directors have resigned. The Company shall promptly amend or cause to be amended, its bylaws, if necessary, to increase the size of the Board of Directors of the Company if such increase is required to satisfy the Board Percentage pursuant to the Merger Agreement. The Company has agreed to take, at Purchaser's expense and at Purchaser's request, any lawful action necessary to effect any such election, including, without limitation, mailing to the Company's stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder (provided that Purchaser has provided the information described in the following sentence), which information is included as Annex A hereto. Purchaser has agreed to supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The term "Continuing Director" means (1) each member of the Board of Directors immediately prior to the acceptance for payment of Shares tendered pursuant to the Offer or (2) any director elected or appointed to fill any vacancy or newly created directorship after the date of the Merger Agreement who is (x) recommended or elected, as the case may be, by a majority of the Continuing Directors then on the Board of Directors of the Company and (y) not affiliated with, and not a designee or nominee of, Parent or Purchaser.

     Consideration to be Paid in the Merger. The Merger Agreement provides that upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation and as a direct wholly owned subsidiary of Parent or its successor. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of Common Stock or any holder of shares of capital stock of Purchaser:
(i) each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and become a number of fully paid and nonassessable shares of common stock, par value $0.10 per share, of the Surviving Corporation equal to the quotient realized by dividing (A) the sum of
(1) the aggregate number of shares of Common Stock issued and outstanding immediately prior to the Effective Time, (2) the aggregate number of shares of Common Stock that are

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owned by and held in the treasury of the Company immediately prior to the
Effective Time and (3) the aggregate number of shares of Common Stock issuable, immediately prior to the Effective Time, in respect of all then outstanding Options, by (B) the aggregate number of shares of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time, (ii) each share of Common Stock and all other shares of capital stock of the Company that are owned, directly or indirectly, by the Company or any wholly owned subsidiary of the Company, or by IHF, Parent or Purchaser or any other wholly owned subsidiary of Parent or IHF will be canceled and retired and will cease to exist, and no consideration will be delivered or deliverable in exchange therefor, and (iii) each share of Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Common Stock owned, directly or indirectly, by the Company or any wholly owned subsidiary of the Company, or by IHF, Parent or Purchaser or any other wholly owned subsidiary of Parent or IHF, and Dissenting Shares) will be converted into the right to receive an amount in cash equal to the Offer Consideration, or such higher price, if any, as is paid in the Offer, payable to the holder thereof in cash, without any interest thereon, less any required withholding taxes, upon surrender and exchange of the certificate or certificates which immediately prior to the Effective Time, evidenced the outstanding shares of Common Stock, pursuant to the terms of the Merger Agreement.

     Stockholder Meeting. The Merger Agreement provides that as soon as practicable following the acceptance for payment of and payment for Shares by Purchaser in the Offer, the Company and Parent will prepare and file a proxy statement or information statement (if required by applicable law) in preliminary form relating to a meeting of the Company's stockholders to adopt the Merger Agreement (as may be amended from time to time, the "Proxy Statement") with the Securities and Exchange Commission (the "Commission"). Pursuant to the Merger Agreement, the Company will use all reasonable efforts to respond to all Commission comments with respect to the Proxy Statement and to cause the Proxy Statement to be mailed to the stockholders at the earliest practicable date. The Merger Agreement also provides that the Company will, as soon as practicable following the acceptance for payment of and payment for Shares by Purchaser in the Offer, duly call, give notice of, convene and hold a meeting (the "Special Meeting") of its stockholders for the purpose of adopting the Merger Agreement or, in lieu of such meeting, Parent and Purchaser, as soon as practicable following the Funding Date shall cause the Merger Agreement to be adopted by written consent of stockholders. At the Special Meeting (or in connection with any consent in lieu thereof), Parent shall cause all the shares of Common Stock then owned by Parent or Purchaser to be voted in favor, or consented to, the adoption of the Merger Agreement. Notwithstanding the foregoing, in the event Parent and Purchaser acquire in the aggregate at least 90% of the outstanding shares of Common Stock in the Offer, the parties to the Merger Agreement have agreed to take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the expiration of the Offer, without a meeting of the Company's stockholders in accordance with the "short form" merger provisions set forth in Section 253 of the DGCL.

     If the Minimum Condition is satisfied and Purchaser acquires less than 90% of the outstanding shares of Common Stock pursuant to the Offer, Purchaser intends to exercise one or both of the options, if then exercisable, granted by the Company, pursuant to the Merger Agreement, and by the Selling Stockholder, pursuant to the Stockholder Agreement, in order to acquire an aggregate number of shares of Common Stock in excess of 90% of the outstanding shares of Common Stock, thereby permitting Purchaser to effect the Merger pursuant to the "short-form" merger provisions of Section 253 of the DGCL.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to: corporate organization and qualification, subsidiaries, capitalization, the authority of the Company to enter into the Merger Agreement and the other Transaction Documents and to consummate the transactions contemplated thereby, noncontravention, consents and approvals, filings with the Commission, compliance with law, litigation, taxes, employee benefit plans, absence of certain changes or events, the receipt of the ABN AMRO Opinion (as defined in Item 4 hereof), labor matters, intellectual property rights, environmental matters, title to property and brokers.

     The Merger Agreement also includes representations and warranties by IHF, Parent and Purchaser regarding: corporate organization and qualification, the authority of IHF, Parent and Purchaser to enter into the Merger Agreement and the other Transaction Documents to which each is a party and to consummate the transaction contemplated thereby, non-contravention, compliance with laws, Commission filings and financing.
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     Conduct of Business Pending the Merger. The Company has agreed as to the
Company and its subsidiaries that during the period from the date of the Merger Agreement and continuing until the designees of Purchaser have been appointed to the Board of Directors of the Company pursuant to certain provisions of the Merger Agreement (as previously described), except as expressly contemplated or permitted by the Transaction Documents or to the extent that Parent shall otherwise consent in writing: (i) the Company will, and will cause each of its subsidiaries to, carry on its businesses in the usual, regular and ordinary course in substantially the same manner as conducted prior to the date of the Merger Agreement; and (ii) the Company will, and will cause each of its subsidiaries to, use all reasonable efforts to (a) preserve intact its present business organization and goodwill, maintain its rights and franchises, and retain the services of its current officers and key employees and preserve its relationships with customers, suppliers and others having business dealings with it, (b) maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and maintain supplies and inventories in quantities consistent with its customary business practice,
(c) keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that currently maintained, and (d) maintain in effect all existing Company permits, and timely apply for and obtain any additional Company permits that are or will be required for current or currently planned operations. The Company has further agreed that during the period from the date of the Merger Agreement and continuing until the designees of Purchaser have been appointed to the Board of Directors of the Company pursuant to certain provisions of the Merger Agreement (as previously described), except as expressly contemplated by the Transaction Documents or to the extent that Parent shall otherwise consent in writing, it shall not, and shall not permit any of its subsidiaries to: (i) declare or pay any dividends on or make any other distributions in respect of any of its capital stock (except for cash dividends paid to the Company by its wholly-owned subsidiaries with regard to its capital stock), or set aside funds therefor; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution, for shares of its capital stock; (iii) repurchase or otherwise acquire any shares of its capital stock, except as required by the terms of its securities outstanding or any employee benefit plan in effect on the date of the Merger Agreement, or set aside funds therefor; (iv) other than in accordance with the Rights Agreement,
(a) grant any options, warrants or other rights to purchase shares of capital stock; (b) amend the terms of or reprice any Option outstanding on the date of the Merger Agreement or amend the terms of the Stock Option Plan; or (c) except for Shares issuable pursuant to Options outstanding on the date of the Merger Agreement and except for issuances of capital stock of the Company's subsidiaries to the Company or to a wholly owned subsidiary, issue, deliver or sell, or authorize or propose to issue, deliver or sell, any shares of its capital stock, any bonds, debentures, notes or other instruments or evidence of indebtedness of the Company ("Company Debt") or of any subsidiary of the Company ("Subsidiary Debt") or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Company Debt or Subsidiary Debt; (v) amend or propose to amend its certificate of incorporation or bylaws; (vi) (a) merge or consolidate with, or acquire any equity interest in, any corporation, partnership, association or other business organization, or enter into an agreement with respect thereto, (b) acquire or agree to acquire any material assets, except for the purchase of inventory and supplies in the ordinary course of business and except for capital expenditures otherwise permitted by the Merger Agreement, or (c) make any loan or advance to, or otherwise make any investment in, any person in excess of $25,000, other than loans or advances to, or investments in, a wholly owned subsidiary of the Company existing on the date of the Merger Agreement; (vii) sell, lease, encumber or otherwise dispose of, or agree to sell, lease (whether such lease is an operating or capital lease), encumber or otherwise dispose of, any of its material assets (including, without limitation, any capital stock or other ownership interest of any subsidiary of the Company), other than sales of inventory or sales or returns of obsolete or surplus equipment in the ordinary course of business consistent with past practice; (viii) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution; (ix) except as may be required by law or pursuant to any of the Benefit Plans or Employee Arrangements existing on the date of the Merger Agreement (each as defined in the Merger Agreement), (a) grant any increases in the compensation of any of its directors, officers, management employees or key employees, (b) pay or agree to pay any pension, retirement allowance or other employee benefit to any director, officer, management employee or key employee, whether past or present, (c) enter into any new, or materially amend any existing, employment or severance or termination agreement with any person, (d) except as may be required to comply with applicable
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law, become obligated under any new Benefit Plan or Employee Arrangement, which was not in existence on the date of the Merger Agreement, or amend any such plan or arrangement in existence on the date of the Merger Agreement if such amendment would have the effect of materially enhancing any benefits thereunder,
(e) grant any general increase in compensation (including without limitation, salary, bonus and other benefits) to employees, except for increases occurring in the ordinary course of business, consistent with past practice, or (f) extend any loans or advances to any of its directors, officers, management employees or key employees, except for ordinary course of business advances for business related expenses; (x) (a) assume or incur any indebtedness for borrowed money (except for drawdowns by the Company under its existing revolving credit facility made in the ordinary course of business consistent with past practice),
(b) guarantee any such indebtedness, (c) issue or sell any debt securities or warrants or rights to acquire any debt securities, (d) guarantee any debt obligations of any other person except obligations of wholly owned subsidiaries of the Company, (e) enter into any lease (whether such lease is an operating or capital lease), (f) create any lien (other than permitted encumbrances) on the property of the Company or any of its subsidiaries, or (g) enter into any "keep well" or other agreement or arrangement to maintain the financial condition of any other person except wholly owned subsidiaries of the Company; (xi) (a) enter into any contacts involving aggregate annual payments in excess of $100,000, or
(b) modify, rescind, terminate, waive, release or otherwise amend in any material respect any of the terms or provisions of any material contract; (xii) other than as required by the Commission, by law or by generally accepted accounting principles, make any changes with respect to accounting policies, procedures and practices; (xiii) except as otherwise disclosed in the Merger Agreement, incur capital expenditures in excess of (a) $45,000 individually and
(b) $400,000 in the aggregate; (xiv) engage in or permit any transaction or act which, if it had been engaged in or permitted prior to the date of the Merger Agreement, would have rendered untrue in any material respect any of the representations and warranties of the Company contained in the Merger Agreement;
(xv) deposit or otherwise invest any cash on hand into accounts, securities or other instruments having a maturity of more than 30 days or that will impose payment or penalty upon liquidation within 30 days of such deposit or investment; or (xvi) agree to or make any commitment to, whether orally or in writing, take any actions prohibited by the Merger Agreement.

     Other Agreements. The Company has agreed to (and to cause each of its subsidiaries to) afford access, upon reasonable notice, to Parent and Purchaser during the period prior to the Effective Time to all its properties, books, contracts, commitments and records. During the period prior to the Effective Time, the Company will (and will cause each of its subsidiaries to) furnish Parent and Purchaser with: (i) a copy of each report, schedule, registration statement and other document filed by it or received from the Commission during such period, and (ii) all other information concerning its business, properties and personnel as Parent and Purchaser may reasonably request.

     Employee Benefit Plans. In the Merger Agreement, the parties have agreed that on and after the Effective Time, officers and employees of the Company and the officers and employees of its subsidiaries will be provided employee benefits, plans and programs substantially similar in the aggregate to those generally made available by the Company or its subsidiaries to its officers and employees as of the date of the Merger Agreement. For purposes of eligibility to participate and vesting in all benefits provided to the officers and employees of the Company and the officers and employees of its subsidiaries will be credited with their years of service with the Company and its subsidiaries and prior employers to the extent service with the Company and its subsidiaries and prior employers is taken into account under plans of the Company and its subsidiaries. With respect to determining employee bonuses under the Company's Annual Incentive Program for Fiscal Year June 1, 1997 -- May 31, 1998, the revenues and financial results of the Company for its fiscal year 1998 shall be calculated without regard to the effects of the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including, without limitation, the payment by the Company of investment banker, legal, accounting and other professional fees related to the Merger Agreement and the transactions contemplated thereby. At the Effective Time, the Surviving Corporation shall adopt a severance plan in the form attached to the Merger Agreement and shall keep such plan in effect for a period of not less than one year.

     Indemnification and Insurance. The Merger Agreement provides that, until six years from the Effective Time, unless otherwise required by applicable law, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to the elimination of liability of directors and the indemnification of (and advancement of expenses to) directors, officers, employees and agents that are

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set forth in the certificate of incorporation and bylaws of the Company, as in effect as of the date of the Merger Agreement. The Merger Agreement provides that IHF and Parent will cause to be maintained for a period of not less than six years from the Effective Time, the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time ("D&O Insurance") for all persons who are directors and officers of the Company on the date of the Merger Agreement and for all former directors and of officers of the Company, so long as the annual premium therefor would not be in excess of 150% of the last annual premium therefor paid prior to the date of the Merger Agreement (the "Maximum Premium"); provided, however, that Parent may, in lieu of maintaining such existing D&O Insurance as provided above, cause coverage to be provided under any policy maintained for the benefit of Parent or any of its affiliates, so long as the terms thereof are no less advantageous to the intended beneficiaries thereof than the existing D&O Insurance. The Merger Agreement provides that if the existing D&O Insurance expires, is terminated or canceled during such six-year period, IHF and Parent have agreed to use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the covered persons than the existing D&O Insurance. The Company has represented to Parent that the Maximum Premium is $35,000.

     The Merger Agreement provides that, from and after the Effective Time, IHF and the Surviving Corporation will, jointly and severally, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, any officer, director, employee or agent of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") against all losses, reasonable expenses (including reasonable attorneys' fees), claims, damages, liabilities or amounts that are paid in settlement of, or otherwise in connection with, any threatened or actual claim, action, suit, proceeding or investigation (a "Claim"), based in whole or in part on or arising in whole or in part out of the fact that the Indemnified Party (or the person controlled by the Indemnified Party) is or was a director, officer, employee or agent of the Company or any of its subsidiaries and pertaining to any matter existing or arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, any Claim arising out of the Merger Agreement or any of the transactions contemplated thereby), whether asserted or claimed prior to, at or after the Effective Time, in each case to the fullest extent permitted under Delaware law, and shall pay any expenses, as incurred, in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under Delaware law.

     No Solicitation. The Company has agreed that: (A) from and after the date of the Merger Agreement, until the termination of the Merger Agreement, the Company will not, and will cause its Representatives (as defined below), subsidiaries and the Representatives of its subsidiaries not to, directly or indirectly, (i) initiate, solicit or knowingly encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), (ii) enter into any agreement contemplating an Acquisition Proposal, (iii) maintain or continue discussions or negotiations with any person or entity in furtherance of such inquiries or for the purpose of obtaining an Acquisition Proposal, (iv) agree to or endorse any Acquisition Proposal, (v) without the prior written consent of Parent, amend the Rights Agreement, or (vi) release any third party from any standstill or confidentiality agreement, or waive or amend any provision thereof, to which it is a party; and (B) the Company will notify Parent orally (within one business day) and in writing (as promptly as practicable) of all the relevant details relating to, and all material respects of (including the identity of the person or entity making such inquiry or proposal), all inquiries and proposals which it or any of its subsidiaries or any of their respective Representatives may receive relating to any of such matters and, if such inquiry or proposal is in writing, the Company shall deliver to Parent a copy of such inquiry or proposal as promptly as practicable. Notwithstanding the foregoing, prior to the acceptance of Shares for payment pursuant to the Offer, the Board of Directors of the Company may:

          (i) following the receipt of an unsolicited written, bona fide Acquisition Proposal, (A) furnish information to, or enter into discussions or negotiations with, the person or entity that makes such Acquisition Proposal; or (B) (1) withdraw, modify or not make a recommendation to the Company's stockholders to accept the Offer and adopt the Merger Agreement if such adoption is required by law, or

     (2) terminate the Merger Agreement pursuant to the provisions of the Merger Agreement and contemporaneously entering into an agreement relating to such Acquisition Proposal (provided that, in the case of this subclause (B), the Board of Directors of the Company has in good faith determined that the person or entity making the Acquisition Proposal has, or is reasonably likely to have, the necessary funds or has obtained, or is reasonably likely to obtain, customary commitments to provide the funds to consummate such Acquisition Proposal and such Acquisition Proposal is more favorable to the Company and its stockholders than the transactions contemplated by the Merger Agreement); if, and only to the extent that (x) in the case of either clause (A) or (B) above, the Board of Directors of the Company, after consultation with its legal counsel (who may be the Company's regularly engaged legal counsel), determines in good faith that such action is advisable for the Board of Directors of the Company to act in the best interest of the Company and the Stockholders under applicable law and (y) prior to taking such action, the Company (I) in the case of either clause
     (A) or (B) above, provides reasonable prior notice to Parent to the effect that it is taking such action, which notice shall (to the extent consistent with the fiduciary duties of the Board of Directors to stockholders under applicable law) include the identity of the person or entity engaging in such discussions or negotiations, requesting such information or making such Acquisition Proposal, and the material terms and conditions of any Acquisition Proposal, (II) in the case of clause (A) above, receives from such person or entity making such Acquisition Proposal an executed confidentiality and standstill agreement having terms no more favorable to such person or entity than those terms included in the Confidentiality Agreement and the Standstill Agreement (each as hereinafter defined), and
     (III) in the case of clause (A) above, the Company will, to the extent consistent with the fiduciary duties of the Board of Directors of the Company to stockholders under applicable law, promptly and continuously advise Parent as to all of the relevant details relating to, and all material aspects of, any such discussions or negotiations; or

          (ii) take or disclose to the stockholders of the Company a position contemplated by Rule 14e-2 of the Exchange Act if, after receipt of an unsolicited written bona fide Acquisition Proposal, the Board of Directors of the Company, after consultation with its legal counsel (who may be the Company's regularly engaged counsel), determines in good faith that such action is advisable for the Board of Directors of the Company to act in the best interest of the Company and its Stockholders.

     Except for the confidentiality and standstill agreement referred to above, and the agreement relating to an Acquisition Proposal entered into contemporaneous with terminating the Merger Agreement and subject to applicable termination provisions of the Merger Agreement, nothing in the Merger Agreement will permit the Company to enter into any agreement with respect to any Acquisition Proposal during the term of the Merger Agreement. In the Merger Agreement, the Company agreed to immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted by the Company or any Representatives with respect to any Acquisition Proposal existing on the date of the Merger Agreement.

     "Acquisition Proposal" is defined in the Merger Agreement to mean any agreement or offer (other than the transactions among the Company, Parent and Purchaser contemplated by the Merger Agreement) involving the Company or any of its subsidiaries for: (i) any merger, consolidation, share exchange, recapitalization, reorganization, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of a material portion of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions; or (iii) any tender offer or exchange offer for all or any portion of the outstanding shares of capital stock of the Company or any of its subsidiaries or the filing of a registration statement under the Securities Act in connection therewith.

     "Representative" is defined in the Merger Agreement to mean that person's employees, officers, directors, representatives (including without limitation, any investment banker, attorney or accountant), agents or affiliates.

     Fees and Expenses. The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except (i) as otherwise provided below, and (ii) with respect to claims for damages incurred as a result of a material breach of the Merger Agreement.

     If the Merger Agreement is terminated: (i) by Parent prior to acceptance of Shares for payment pursuant to the Offer if (A) the Board of Directors of the Company (whether or not under circumstances permitted by the Merger Agreement) shall have failed to make the recommendation contemplated by the Merger Agreement in the Offer to Purchase and related documents and the Proxy Statement or shall have withdrawn or modified, in any manner which is adverse to Parent, its recommendation or approval of the Offer, the Merger or the Merger Agreement and the transactions contemplated thereby, or shall have resolved to do so, it being understood that a communication by the Board of Directors of the Company to the stockholders of the Company pursuant to Rule 14d-9(e)(3) of the Exchange Act (or any similar communication to the stockholders in connection with the amendment of a tender or exchange offer) is not to be deemed to constitute such a withdrawal or modification, (B) the Board of Directors of the Company shall have recommended to the stockholders any Acquisition Proposal, or resolved to do so, (C) a tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of the Company has been commenced (other than by Purchaser or its affiliates) and the Board of Directors of the Company fails to recommend, within the time period required by Rule 14e-2 of the Exchange Act, against the stockholders tendering their shares into such tender offer or exchange offer or (D) an Acquisition Proposal has been publicly announced by the Company and the Company shall fail to publicly reaffirm its approval or recommendation of the Offer, the Merger and the Merger Agreement on or before the tenth business day following the date on which such Acquisition Proposal shall have been announced; provided that Parent may condition the effectiveness of such termination upon receipt by Parent or its designee of the amounts that are payable to Parent or its designee under the Merger Agreement; or (ii) by the Company prior to acceptance of Shares for payment pursuant to the Offer because it shall have received an unsolicited written, bona fide Acquisition Proposal in accordance with the provisions described above under "No Solicitation"; unless and until (i) Parent receives at least five days' prior written notice (which notice shall include the identity of the person or entity making the relevant Acquisition Proposal, the material terms and conditions of such Acquisition Proposal and the material terms and conditions of any agreements or arrangements to be entered into in connection with such Acquisition Proposal with any party to the Stockholder Agreement with respect to his then existing agreements and arrangements with the Company, to the extent known to the Company) from the Company of its intention to effect such termination, and (ii) if during such five-day period Parent shall have revised the terms and conditions of the Offer or the Merger, the Board of Directors of the Company, after receiving advice from the Company's financial and legal advisors, shall have determined in good faith that the terms and conditions of the Acquisition Proposal giving rise to such termination right are superior to those of the Offer and the Merger as so revised then, in each case, the Company shall pay to Parent or Parent's designee, contemporaneously with termination of the Merger Agreement, the following amount in immediately available funds: a fee amount of $3,362,711, and such amount, not to exceed $250,000, as may be required to reimburse IHF, Parent and Purchaser for all reasonable out-of-pocket fees, costs and expenses incurred by IHF, Parent or Purchaser in connection with their due diligence efforts or the transactions contemplated in the Transaction Documents, including, without limitation, (x) fees, costs and expenses of accountants, escrow agents, legal counsel, financial advisors and other similar advisors, (y) fees paid to any governmental entity and (z) fees, costs and expenses paid or payable to financing sources.

     Any amounts due under such provisions that are not paid when due shall bear interest at the prime rate of interest as announced from time to time by The Chase Manhattan Bank, plus 1% from the date due through and including the date paid.

     Appraisal Rights. The Company has agreed not to settle or compromise any claim for appraisal rights in respect of the Merger without the prior consent of Parent, which consent shall not be unreasonably withheld.

     Grant of Common Share Option. The Company has agreed to grant to Purchaser an irrevocable option (the "Common Share Option") to purchase for a per share price equal to the per share Merger Consideration in cash a number of shares of Common Stock (the "Optioned Common Shares") equal to the Applicable

Common Share Amount. The "Applicable Common Share Amount" shall be the lesser of: (i) the number of shares of Common Stock which, when added to the number of shares of Common Stock owned by Purchaser immediately prior to the exercise of the Common Share Option, would result in Purchaser owning immediately after the exercise of the Common Share Option 90% of the then outstanding shares of Common Stock and (ii) the number of shares of Common Stock represented by (x) the total authorized number of shares of Common Stock under the Company's certificate of incorporation less (y) the sum of the number of shares of Common Stock outstanding plus the number of shares of Common Stock reserved for issuance, subscribed for or otherwise committed for issuance. Purchaser may exercise the Common Share Option only if (a) the Funding Date shall have occurred, (b) upon such exercise, it shall own at least 90% of the then outstanding shares of Common Stock and (c) such exercise would not violate applicable law. The Common Share Option shall expire if not exercised prior to the earlier of the Effective Time and 12:00 Midnight, New York City time on the date 15 business days after the Funding Date.

     Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to the Merger Agreement to effect the Merger are subject to the satisfaction or waiver of the following conditions prior to the Closing Date: (i) adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon if such vote is required by applicable law; provided that the Parent and Purchaser shall vote all shares of Common Stock purchased pursuant to the Offer or the Stockholder Agreement in favor of adoption of the Merger Agreement; (ii) termination or expiration of the waiting period (and any extension thereof) applicable to the Merger under the HSR Act with no restrictive order or other requirements having been placed on the Company, Parent, Purchaser or the Surviving Corporation in connection therewith; (iii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger being in effect; (iv) no statute, rule, order, decree or regulation having been enacted or promulgated by any government or governmental agency or authority which prohibits consummation of the Merger; and (v) Purchaser shall have accepted for payment and paid for the Shares tendered in the Offer; provided that such condition shall be deemed to have been satisfied if Purchaser in violation of the terms and conditions of the Offer, fails to accept for payment and pay for Shares pursuant to the Offer in violation of the terms and conditions of the Offer.

     Termination. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after the adoption of the Merger Agreement by the Company's stockholders or by Parent by mutual written consent of Parent and the Company or under the following circumstances:

          Parent or the Company. The Merger Agreement provides that either Parent or the Company may terminate the Merger Agreement and abandon the Merger if any permanent injunction or other order of a court or other competent authority preventing the acceptance of Shares for payment pursuant to the Offer or the Merger shall have become final and nonappealable.

          Parent. The Merger Agreement provides that Parent may terminate the Merger Agreement and abandon the Merger prior to the acceptance of Shares for payment pursuant to the Offer: (i) so long as none of IHF, Parent or Purchaser is in material breach of its obligations under the Merger Agreement, if (a) there has been a breach of any representation or warranty (when made on or at the time of termination as if made on such date of termination, except to the extent it relates to a particular date) on the part of the Company (provided that any representation or warranty of the Company contained in the Merger Agreement that is subject to a "materiality," "material adverse effect" or similar qualification shall not be so qualified for purposes of determining the existence of any breach thereof on the part of the Company) which breach has (1) not been cured within five calendar days following receipt by the Company of notice of such breach and (2) is existing at the time of termination of the Merger Agreement, except for such breaches that would not, individually or in the aggregate with any other breaches on the part of the Company, have a material adverse effect on the Company or materially and adversely affect the ability of the parties to the Merger Agreement to consummate the transactions contemplated thereby, (b) there has been a breach of any representation or warranty (when made on or at the time of termination as if made on such date of termination, except to the extent it relates to a particular date) contained in Section 4.1(b) of the Merger Agreement on the part of the Company, or (c)(1) if the Company has breached its covenants regarding the solicitation of Acquisition Proposals, or (2) the Company is in material breach of any other covenant or agreement set forth in the Merger Agreement (provided that any covenant or agreement of the Company contained herein the performance of which is subject to a "materiality," "material adverse effect" or similar qualification shall not be so qualified for purposes of determining the existence of any nonperformance thereof on the part of the Company), which material breach has not been cured within five calendar days following receipt by the Company of notice of such breach which is existing at the time of termination by the Merger Agreement; (ii) if the Board of Directors of the Company (whether or not under circumstances permitted by the Merger Agreement) fails to make the recommendation contemplated by the Merger Agreement in the Offer to Purchase and related documents and the Proxy Statement or shall have withdrawn or modified in any manner which is adverse to Parent, its recommendation or approval of the Offer, the Merger or the Merger Agreement and the transactions contemplated thereby, or resolves to do so, it being understood that a communication by the Board of Directors of the Company to the stockholders pursuant to Rule 14d-9(e)(3) of the Exchange Act (or any similar communication to the stockholders in connection with the amendment of a tender or exchange offer) shall not be deemed to constitute such a withdrawal or modification, or recommends to the stockholders an Acquisition Proposal, or if the Board of Directors of the Company resolves to do any of the foregoing; (iii) if a tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of the Company is commenced (other than by the Purchaser or its affiliates) and the Board of Directors of the Company fails to timely recommend, within the time period required by Rule 14e-2 of the Exchange Act, against the stockholders tendering their Shares into such tender offer or exchange offer; (iv) an Acquisition Proposal has been publicly announced by the Company and the Company shall fail to publicly reaffirm its approval or recommendation of the Offer, the Merger, and the Merger Agreement on or before the tenth business day following the date on which such Acquisition Proposal shall have been announced; provided that Parent may condition the effectiveness of such termination pursuant to the Merger Agreement upon receipt by Parent or its designee of the amounts that are payable to Parent or its designee under the Merger Agreement; or (v), if (a) any person has become an Acquiring Person (as defined in the Rights Agreement), (b) a Stock Acquisition Date (as defined in the Rights Agreement) has occurred, or (c) a Flip-In Event (as defined in the Rights Agreement) has occurred. Parent may also terminate the Merger Agreement if the Offer terminates, is withdrawn, abandoned or expires by reason of the failure to satisfy any condition to the Offer set forth in the Merger Agreement; provided, however, that Parent may not so terminate if the termination, withdrawal, abandonment or expiration of the Offer arises from a breach of the Merger Agreement by IHF, Parent or Purchaser and provided further that if the condition to the Offer relating to the receipt by Parent of the debt financing necessary for the consummation of the Offer has not been satisfied, IHF, Parent and Purchaser shall, jointly and severally, pay to the Company contemporaneously with such termination a fee in the amount of $3,362,711, plus such amount, not to exceed $250,000, necessary to reimburse the Company for out-of-pocket fees, costs and expenses incurred by the Company in connection with the transactions contemplated in the Transaction Documents.

          The Company. The Merger Agreement provides that the Company may terminate the Merger Agreement and abandon the Merger prior to the acceptance of Shares for payment pursuant to the Offer: (i) so long as the Company is not in material breach of its obligations under the Merger Agreement (A) if there has been a breach of any representation or warranty (when made on or at the time of termination as if made on such date of termination, except to the extent it relates to a particular date) on the part of IHF, Parent or Purchaser (provided that any representation or warranty of IHF, Parent or Purchaser contained in the Merger Agreement that is subject to a "materiality," "material adverse effect" or similar qualification shall not be so qualified for purposes of determining the existence of any breach thereof on the part of IHF, Parent or Purchaser), and which breach has not been cured within five calendar days following receipt by IHF, Parent or Purchaser of notice of such breach and is existing at the time of the termination of the Merger Agreement, except for such breaches that, individually or in the aggregate with any other breaches on the part of IHF, Parent or Purchaser, would not materially and adversely affect the ability of the parties to the Merger Agreement to consummate the transactions contemplated thereby and (B) if there has been a material breach of any covenant or agreement on the part of IHF, Parent or Purchaser set forth in the Merger Agreement (provided that any covenant or agreement of IHF, Parent or Purchaser contained in the Merger Agreement the performance of which is subject to a "materiality," "material adverse effect" or similar qualification shall not be so qualified for purposes of determining the existence of any nonperformance thereof on the part of IHF, Parent or Purchaser), and which breach has not been cured within five calendar days following receipt by IHF, Parent or Purchaser of notice of such breach and is existing at the time of the termination of the Merger Agreement; or (ii) pursuant to the right of termination described above under "No Solicitation," provided that (A) Parent receives at least five days prior written notice (which notice shall include the identity of the person or entity making the relevant Acquisition Proposal, the material terms and conditions of such Acquisition Proposal and the material terms and conditions of any agreements or arrangements to be entered into in connection with such Acquisition Proposal with any party to the Stockholder Agreement with respect to his then existing agreements and arrangements with the Company, to the extent known to the Company) from the Company of its intention to effect such termination and (B) if during such five-day period Parent shall have revised the terms and conditions of the Offer or the Merger, the Board of Directors of the Company, after receiving advice from the Company's financial and legal advisors, shall have determined in good faith that the terms and conditions of the Acquisition Proposal giving rise to such termination right are superior to those of the Offer and the Merger as so revised and (C) the Company may not effect termination pursuant to such section unless the Company has contemporaneously with such termination tendered payment to Parent or Parent's designee of the amounts described above under "Fees and Expenses". The Merger Agreement also provides that the Company may also terminate the Merger Agreement and abandon the Merger at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders (i) if the Offer shall have expired or shall have been withdrawn, abandoned or terminated without any Shares being purchased by Purchaser thereunder or
     (ii) if the Funding Date does not occur when required under the Exchange Act (but which in no event shall be more than four business days following the acceptance by Purchaser of Shares tendered pursuant to the Offer).

     Limited Guarantee of IHF. IHF has guaranteed the full and complete performance of each of the covenants and agreements made in the Merger Agreement by either Parent or Purchaser and the respective obligations of Parent and Purchaser arising under the Merger Agreement; provided, however, that such guarantee by IHF is expressly limited in that in no event shall IHF's liabilities or obligations under such guarantee exceed $3,612,711.

     Amendment. Subject to the provisions of the Merger Agreement, the Merger Agreement may be amended, modified or supplemented, before or after the adoption of the Merger Agreement by the stockholders, only by written agreement of Parent, Purchaser and the Company at any time prior to the Effective Time with respect to any of the terms contained therein; provided however, that after the Company Stockholder Approval (as defined in the Merger Agreement) no term or condition of the Merger Agreement may be amended or modified in any manner that by law requires further approval by the stockholders of the Company without so obtaining such further stockholder approval.

     Timing. The Merger Agreement provides that the closing of the Merger shall occur as promptly as practical (but in no event later than the second business day) after satisfaction and/or waiver of the conditions set forth in the Merger Agreement unless another date, time or place is agreed to in writing by Parent, Purchaser and the Company. The Merger shall become effective upon the filing of a certificate of merger or a certificate of ownership and merger, as the case may be, or at such time thereafter as may be provided in such certificate (as the Company and Purchaser shall agree), with the Secretary of State of the State of Delaware, as provided in the DGCL, which certificate shall be filed as soon as practicable on or after the date of the closing of the Merger.

                           THE STOCKHOLDER AGREEMENT

     Simultaneously with the execution of the Merger Agreement, Parent, Purchaser, the Company and the Selling Stockholder, entered into the Stockholder Agreement. The following is a summary of the material terms of the Stockholder Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed as an exhibit to the Schedule 14D-1.

     Agreement to Tender and Purchase Option. The Selling Stockholder has agreed that he shall (i) tender all of his Shares into the Offer promptly, and in any event no later than the third business day following the commencement of the Offer, and (ii) not withdraw any Shares so tendered prior to the termination of the Merger Agreement. In the event that: (i) the Minimum Condition is not satisfied, (ii) Purchaser notifies the Selling Stockholder that Purchaser is prepared to close the Offer but for the fact that the Minimum Condition is not satisfied, and (iii) the tender by the Selling Stockholder of shares of Common Stock issuable to the Selling Stockholder upon the exercise by the Selling Stockholder of the Options beneficially owned by the Selling Stockholder (the "Underlying Shares") would cause the Minimum Condition to be satisfied, then Selling Stockholder has agreed that, at any time prior to the termination of the Merger Agreement, immediately upon the request of Purchaser, he shall exercise all of the Options beneficially owned by him and immediately tender the Underlying Shares received upon such exercise into the Offer (and not withdraw such Underlying Shares so tendered). Purchaser and Parent have agreed to advance to the Selling Stockholder the funds necessary to exercise such Options. In the event that (i) the Offer has been consummated, (ii) the Selling Stockholder has not exercised his Options pursuant to the prior sentence, (iii) Purchaser has acquired pursuant to the Offer a number of shares of Common Stock which constitutes, on a fully diluted basis (as defined in the Merger Agreement), less than 90% of the outstanding shares of Common Stock and (iv) the shares of Common Stock acquired by Purchaser pursuant to the Offer, together with the Underlying Shares, aggregate in excess of 90% of the outstanding shares of Common Stock, then the Selling Stockholder has agreed that, immediately upon the request of Purchaser, he shall (x) exercise all of the Options beneficially owned by him and (y) immediately sell to Purchaser each Underlying Share received upon such exercise, free and clear of all liens, in consideration of an amount equal to the Offer Consideration as in effect on the date of the Stockholder Agreement (subject to adjustment as provided below). Except as described in this paragraph, the Selling Stockholder has agreed that he shall not exercise any Option that he beneficially owns.

     In the event that the Shares of the Selling Stockholder are sold, transferred, exchanged, canceled or disposed of in connection with or as a result of any Acquisition Proposal that is in existence on, or that has been otherwise made prior to the first anniversary of, the date of termination of the Merger Agreement (an "Alternative Disposition") then, within five business days after the closing of such Alternative Disposition, the Selling Stockholder shall tender and pay to, or shall cause to be tendered and paid to, Parent (or its designee), in immediately available funds, the Profit realized from such Alternative Disposition, less any withholdings. "Profit" shall mean an amount equal to the excess, if any, of the Alternative Transaction Consideration over the Current Transaction Consideration (each as defined below).

     If, following the date of the Stockholder Agreement, the amount of the Offer Consideration, the Merger Consideration or the consideration payable in respect of the Options as currently provided for in the Merger Agreement should be increased (a "Second Transaction"), then (i) if the Options beneficially owned by the Selling Stockholder have not been exercised, at the option of Purchaser in its sole discretion, (y) the Selling Stockholder shall tender and pay, or cause to be tendered or paid, to Parent or its designee, in immediately available funds, the Profit realized by the Selling Stockholder from the Second Transaction or (z) the amount the Selling Stockholder shall receive in respect of his Options as provided in the Merger Agreement shall be reduced by the Profit realized by the Selling Stockholder from the Second Transaction or (ii) if the Options beneficially owned by a Selling Stockholder have been exercised as contemplated in the penultimate sentence of the first paragraph under "Agreement to Tender and Purchase Option," the amount Selling Stockholder shall receive in respect of his Underlying Shares as provided in the penultimate sentence of the first paragraph under "Agreement to Tender and Purchase Option" shall be reduced by the Profit realized by the Selling Stockholder from the Second Transaction. "Profit" shall mean an amount equal to the excess, if any, of the Second Transaction Consideration (as defined below) over the Current Transaction Consideration.

     "Acquisition Proposal", as used in the Stockholder Agreement, means any agreement, letter of intent or offer (other than the transactions contemplated in the Merger Agreement) involving the Company or any of its subsidiaries for:
(i) any merger, consolidation, share exchange, recapitalization, reorganization, business combination, or other similar transaction, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of a material portion of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions, or (iii) any tender offer or exchange offer for all or any portion of the outstanding shares of capital stock of the Company or any of its subsidiaries or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith, but shall not include the Second Transaction.

     "Alternative Transaction Consideration" means all cash, securities, settlement or termination amounts, notes or other debt instruments, and other consideration received or to be received, directly or indirectly, by the Selling Stockholder and his affiliates in connection with or as a result of an Alternative Disposition or any agreements or arrangements (including, without limitation, any employment agreement, consulting agreement, non-competition agreement, confidentiality agreement, settlement agreement or release agreement) entered into, directly or indirectly, by the Selling Stockholder or his affiliates (excluding officers and directors of the Company) as a part of or in connection with the Alternative Disposition or associated Acquisition Proposal.

     "Current Transaction Consideration" means the sum of all amounts to be received, directly or indirectly, by the Selling Stockholder and his affiliates pursuant to all of the Transaction Documents as in effect on the date hereof and pursuant to the Employment and Noncompetition Agreement (as hereinafter defined).

     "Second Transaction Consideration" shall mean the sum of all amounts to be received, directly or indirectly, by the Selling Stockholder and his affiliates (excluding officers and directors of the Company) in connection with or as a result of a Second Transaction or any agreements or arrangements entered into, directly or indirectly, by the Selling Stockholder or his affiliates as a part of or in connection with the Second Transaction.

     Voting. From and after the date of the Stockholder Agreement and ending as of the first to occur of the Effective Time or the date of termination of the Merger Agreement, at any meeting of the Company's stockholders, however called, or in any other circumstance upon which the vote, consent or other approval of the Company's stockholders is sought, the Selling Stockholder has agreed to vote (or cause to be voted) his issued and outstanding shares of Common Stock (i) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other material obligation or agreement of the Company under the Merger Agreement or the Stockholder Agreement; and (ii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any Acquisition Proposal other than an Acquisition Proposal with Parent or any affiliate thereof, and (B) to the extent that such (1) are intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, or materially adversely affect the Offer, the Merger or the transactions contemplated by the Merger Agreement or the Stockholder Agreement or (2) are intended to, or could reasonably be expected to, implement or lead to any Acquisition Proposal (other than an Acquisition Proposal with Parent or any affiliate thereof): (x) any change in a majority of the persons who constitute the Board of Directors of the Company; (y) any change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or bylaws (other than as expressly contemplated by the Merger Agreement); or (z) any other material change in the Company's corporate structure or business. The Selling Stockholder has granted to, and appointed, Parent and any nominee thereof, his proxy and attorney-in-fact (with full power of substitution), from and after the date of the Stockholder Agreement and ending as of the first to occur of the Effective Time or the date of termination of the Merger Agreement, to vote his Shares, or grant a consent or approval in respect of his shares of Common Stock. Such proxy is intended to be irrevocable and coupled with an interest. Notwithstanding the foregoing, nothing in the Stockholder Agreement shall in any way restrict or limit the Selling Stockholder from taking any action in his capacity as a director or officer of the Company or otherwise fulfilling his fiduciary obligations as a director and officer of the Company.

     Representations, Warranties, Covenants and Other Agreements. In connection with the Stockholder Agreement, the Selling Stockholder has made certain customary representations, warranties and covenants, including with respect to
(i) his ownership of the shares of Common Stock and his rights and powers with respect thereto, (ii) his authority to enter into and perform his obligations under the Stockholder Agreement, (iii) noncontravention and enforceability, (iv) absence of conflicts, (v) the absence of liens and encumbrances on and in respect of his shares of Common Stock, (vi) restrictions on the transfer of his shares of

Common Stock and the granting of proxies with respect thereto and (vii) the solicitation of Acquisition Proposals.

                            OPTION RELEASE AGREEMENT

     The Company has agreed to use its reasonable efforts to obtain, within 15 days of the date of the Merger Agreement, from each beneficial and record holder of an Option, an Option Surrender Agreement, Release and Waiver (an "Option Release Agreement"), duly executed and delivered by such holder, pursuant to which such holder will agree to surrender Options for cancellation as provided for in the Merger Agreement. For each share of Common Stock subject to an Option, these individuals will receive an amount (subject to applicable withholding tax) in cash equal to the difference between the per share Merger Consideration and the per share exercise price of the Option to be canceled, to the extent such difference is a positive number (the "Option Consideration"). The aggregate amount of Option Consideration to be received by the directors and executive officers of the Company who hold Options is approximately $2,883,000. This amount excludes Option Consideration related to 76,667 Options with respect to which Charles H. Perlman, a director of the Company, disclaims beneficial ownership.

                    EMPLOYMENT AND NONCOMPETITION AGREEMENT

     Contemporaneous with the execution and delivery of the Merger Agreement, Mr. Bolander entered into an Employment and Noncompetition Agreement (the "Employment and Noncompetition Agreement") with IHF. Pursuant to the Employment and Noncompetition Agreement, as of the date that Purchaser accepts for payment any Shares tendered pursuant to the Offer, IHF will employ Mr. Bolander and he has agreed to be employed by IHF, in accordance with the terms and provisions of the Employment and Noncompetition Agreement. The following is a summary of the material terms of the Employment and Noncompetition Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. The Employment and Noncompetition may be examined, and copies thereof may be obtained, as set forth in Section 8 of the Offer to Purchase.

     Terms of Employment. Mr. Bolander has agreed that, during the term of his employment, he will (i) serve as a senior executive of IHF, perform such duties as IHF assigns and report to the CEO of IHF or his designee, and (ii) devote substantially all of his business time to the business and affairs of the business and use his reasonable best efforts to perform faithfully, effectively and efficiently responsibilities assigned to him pursuant to the Employment and Noncompetition Agreement. During the term of his employment, Mr. Bolander will receive an annual base salary of $225,000 and will be eligible for merit increases after the first year of the Employment and Noncompetition Agreement. It is contemplated that Mr. Bolander will be eligible for an annual bonus payable only in accordance with the terms of IHF's plan, to be determined based on targets established by IHF at the beginning of each calendar year, which will be equal to, at maximum, $175,000. Notwithstanding anything to the contrary, Mr. Bolander will be entitled to a bonus for the fiscal year ending May 31, 1998, in accordance with the Company's prior history in paying bonuses to Mr. Bolander, which will be equal to, at maximum $200,000. The bonus for which Mr. Bolander will be eligible for the calendar year December 31, 1998, pursuant to IHF's established bonus targets, will then be prorated to seven months.

     Stock Options. Mr. Bolander will receive, on the first business day after the date that Purchaser accepts for payment any Shares tendered pursuant to the Offer, 50,000 non-qualified stock options in IHF, such options to have a strike price equal to the fair market value of a share of IHF's Common Stock determined as of the date that Purchaser accepts for payment any Shares tendered pursuant to the Offer, in accordance with IHF's Stock Option Plan. Such options shall be subject to the terms and conditions of IHF's Stock Option Plan and shall vest in equal amounts over three years with the first one-third vesting on the first anniversary of the date that Purchaser accepts for payment any Shares tendered pursuant to the Offer, the second one-third on the second anniversary date and the last one-third on the third anniversary date.

     Confidential Information. Mr. Bolander has agreed (i) that IHF and its affiliates have, or may in the future obtain, trade, business and financial secrets and other confidential and proprietary information (collectively, the "Confidential Information"), except as otherwise described in the Employment and Noncompetition Agreement, (ii) from and after the date that Purchaser accepts for payment any Shares tendered pursuant to the Offer, to hold such Confidential Information in confidence and not to release such information to any person (other than IHF employees and other persons to whom IHF has authorized Mr. Bolander to disclose such information and then only to the extent that such IHF employees and other persons authorized by IHF have a need for such knowledge), and (iii) from and after the date that Purchaser accepts for payment any Shares tendered pursuant to the Offer, not to use any Confidential Information for the benefit of any person or entity other than IHF.

     Noncompetition. Mr. Bolander has agreed that (i) the term of noncompetition shall be for a term beginning as of the date that Purchaser accepts for payment any Shares tendered pursuant to the Offer and continuing until the later of one year after the date of termination of his employment or three years from the date of commencement of employment with IHF, (ii) he will not (other than for the benefit of IHF pursuant to the Employment and Noncompetition Agreement) directly or indirectly, individually or as an officer, director, employee, shareholder, consultant, contractor, partner, joint venturer, agent, equity owner or in any capacity whatsoever, (a) engage in the manufacturing, distribution or marketing of food products anywhere in the United States that are either (x) of the type of food category then being manufactured, distributed, sourced or marketed by either IHF or any direct or indirect subsidiary of IHF (collectively, the "IHF Companies"), or (y) food products manufactured, sourced, distributed or marketed by the Company, at any time within the most recent two year period prior to the date of the Employment and Noncompetition Agreement, (b) hire or solicit with respect to hiring any employee of any member of the IHF Companies, or (c) divert or take away any customers or suppliers of any member of the IHF Companies within the United States or elsewhere where the IHF Companies is then selling its products. Mr. Bolander has acknowledged that (i) the geographic boundaries, scope of prohibited activities, and time duration of the preceding provisions are reasonable in nature and are no broader than are necessary to maintain the confidentiality and the good will of IHF's proprietary information, plans and services and to protect the other legitimate business interest of IHF and (ii) the payments provided him pursuant to the Employment and Noncompetition Agreement are collectively consideration for the agreements contained in the Employment and Noncompetition Agreement.

     Termination of Employment Agreement. Effective as of the date that Purchaser accepts for payment any Shares tendered pursuant to the Offer, that certain Employment Agreement (the "Existing Agreement") dated January 10, 1990 (as amended) by and between the Company and Mr. Bolander shall be terminated in full. From and after the date of termination of the Existing Agreement, Mr. Bolander shall not be entitled to receive (i) any further wages or other compensation provided for or anticipated by Article 4 of the Existing Agreement,
(ii) except for the payment of $850,000 at the date that Purchaser accepts for payment any Shares tendered pursuant to the Offer to Mr. Bolander (which payment IHF shall make to Mr. Bolander at the date that Purchaser accepts for payment any Shares tendered pursuant to the Offer), any other payment following a change in control or other compensation contemplated by Article 7 of the Existing Agreement, or (iii) any other benefits or compensation arising under or pursuant to the Existing Agreement or, except as may be otherwise provided in the Employment and Noncompetition Agreement, Mr. Bolander's employment relationship with the Company or any of its subsidiaries.

     Release of Claims. Effective as of the date that Purchaser accepts for payment any Shares tendered pursuant to the Offer, Mr. Bolander has agreed to release and discharge the Released Parties (as defined herein) from all claims and damages, except as otherwise described in the Employment and Noncompetition Agreement, including those related to, arising from, or attributed to (i) Mr. Bolander's employment with and membership on the Board of Directors for the Company and its subsidiaries, (ii) the Existing Agreement and (iii) all other acts or omissions at any time prior to and including the date of termination of the Existing Agreement; except that such release shall not include Mr. Bolander's (a) entitlement to continued group medical coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1985, (b) vested account balances in the Company's employee benefit plans and rights under option agreements outstanding as of the date of the Employment and Noncompetition Agreement, (c) rights with respect to certain shares of capital stock of the Company, (d) rights of Mr. Bolander arising under the Employment and Noncompetition Agreement, (e) rights of Mr. Bolander arising under any of the Transaction Documents, (f) rights of Mr. Bolander arising under the Company's organizational documents, (g) accrued and unpaid salary and expenses incurred by Mr. Bolander in respect of the period prior to the date that Purchaser accepts for payment any Shares tendered pursuant to the Offer, and (h) any bonus payment owed to Mr. Bolander pursuant to the Company's bonus plan. Mr. Bolander agreed that, unless specifically excluded from such release, such release extends to all claims and damages of every nature and kind, known or unknown, suspected or unsuspected, past or present, whether or not such claims and damages were set forth in any writing, and that all such claims and damages were expressly settled or waived. Notwithstanding the foregoing, Mr. Bolander did not release or discharge the Company and its subsidiaries from any claims or damages related to or arising from Mr. Bolander's capacity as an officer or director of the Company or its subsidiaries to which Mr. Bolander is entitled to be indemnified against or reimbursed by the Company or its subsidiaries, whether by statute, contract or otherwise. As used in the Employment and Noncompetition Agreement, "Released Parties" means and includes the Company and its subsidiaries, and all of the foregoing entities' past, present and future shareholders, directors, officers, employees, agents, insurance carriers, employee benefit plans (and such plans' fiduciaries, trustees, administrators and representatives), predecessors, successors, assigns, executors, administrators, attorneys and representatives, in both their corporate and individual capacities.

                           CONFIDENTIALITY AGREEMENTS

     On February 2, 1998, IHF and the Company entered into a Confidentiality Agreement (the "Confidentiality Agreement") pursuant to which the Company agreed to supply certain information to IHF and IHF agreed to treat such information as confidential and to use such information solely in connection with the evaluation of a possible transaction with the Company. The Merger Agreement provides that the Confidentiality Agreement shall terminate in full upon the consummation of the Offer. In addition, on February 9, 1998, IHF and the Company entered into a Confidentiality Agreement pursuant to which IHF agreed to supply certain information to the Company and the Company agreed to treat such information as confidential and to use such information solely in connection with the evaluation of a possible transaction with the Company.

                              STANDSTILL AGREEMENT

     Contemporaneous with the execution and delivery of the Merger Agreement, IHF and the Company entered into a Standstill Agreement (the "Standstill Agreement"). As an inducement and a condition to entering into the Merger Agreement, the Company has required that IHF agree, and IHF has agreed, to enter into the Standstill Agreement. The following is a summary of the material terms of the Standstill Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. The Standstill Agreement may be examined, and copies thereof may be obtained, as set forth in Section 8 of the Offer to Purchase.

          Term of Agreement: Except as otherwise expressly provided in the Standstill Agreement, the respective covenants and agreements of IHF and the Company contained in the Standstill Agreement will continue in full force and effect until March 10, 1999 (the "Termination Date").

          Representations, Warranties and Covenants of IHF: IHF has represented to the Company that as of the date of the Standstill Agreement none of (i) IHF, (ii) any corporation or other entity controlled by IHF, including without limitation, Parent and Purchaser, (iii) any affiliate of IHF, (iv) HMTF Operating, Inc., formerly known as Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"), (v) any principal of Hicks Muse, (vi) any corporation or other entity controlled by Hicks Muse, (vii) any affiliate of Hicks Muse, or (viii) any principal of any of the foregoing (collectively, the "IHF Group") owns any Shares. In addition, IHF has represented to the Company that prior to the Termination Date or the earlier termination of the Standstill Agreement and subject to the further provisions thereof, except in accordance with the terms of the Transaction Documents or as otherwise permitted by the Standstill Agreement: (i) no member of the IHF Group will, directly or indirectly, acquire any Shares without the written consent of the Company; (ii) no member of the IHF Group shall solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) in opposition to the recommendation of the majority of the directors of the Company with respect to any matter;
     (iii) no member of the IHF Group shall join a partnership, limited partnership, syndicate or other group, or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Shares, or otherwise become a "person" within the meaning of Section 13(d)(3) of the Exchange Act (in each case other than solely with members of the IHF Group); (iv) IHF, on behalf of itself and the other members of the IHF Group, will not (and will not assist or encourage others to) directly or indirectly, (a) make any public announcement with respect to, or submit any proposal for, a transaction between the Company or any of its security holders and IHF (and/or any member of the IHF Group, whether or not any other parties are also involved, directly or indirectly, in such proposal or transaction) other than pursuant to the Transaction Documents, unless such proposal is directed and disclosed solely to the management of the Company or its designated representatives, and the Company shall have consented in writing, in advance, to the submission of such proposal; nor
     (b) by purchase or otherwise, acquire, offer to acquire, or agree to acquire, ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Exchange Act) of any assets (except in the ordinary course of business) or businesses or securities or direct or indirect rights (including convertible securities) or options to acquire such ownership (or otherwise act in concert with any person which so acquires, offers to acquire, or agrees to acquire), or otherwise seek to influence or control, the management or policies of the Company or any of its affiliates without such permission; and (v) no member of the IHF Group shall make any public request to waive any provision of the Standstill Agreement or to permit any member of the IHF Group to take any actions specified therein.

          Permitted Investment. Notwithstanding anything to the contrary contained in the Standstill Agreement, the individuals referenced in clauses (iii), (v), (vii) and (viii) of the first sentence under "Representations, Warranties and Covenants of IHF" above shall be permitted to acquire, hold and dispose of shares of Common Stock solely for their own individual account (and not as a member of any group as contemplated by clause (iii) of the last sentence under "Representations, Warranties and Covenants of IHF" above) in the ordinary course of business; provided, however, that, in all events, no such individual shall at any time (i) beneficially own, or have the power to vote or invest, more than five percent of the shares of Common Stock then outstanding or (ii) hold any shares of Common Stock with the purpose or effect of changing or influencing control of the Company, or as a participant in any transaction having such purpose or effect.

     As used in the Standstill Agreement, the term "affiliate" has the meaning set forth in Rule 12b-2 under the Exchange Act and the term "person" means any individual, partnership, corporation, trust or other entity.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Board of Directors

     The Board of Directors of the Company has unanimously determined that each of the Transaction Documents and the transactions contemplated thereby, including the Offer and the Merger, is fair to and in the best interests of the Company and the holders of the shares of Common Stock and unanimously recommends that the Company's stockholders tender their Shares pursuant to the Offer and, if applicable, adopt the Merger Agreement.

     The recommendation is based in part upon an opinion (the "ABN AMRO Opinion") dated March 10, 1998, received by the Company from ABN AMRO Incorporated ("ABN AMRO") that, as of such date, the proposed consideration to be received by the stockholders of the Company pursuant to the Merger Agreement is fair to such stockholders from a financial point of view. The full text of the ABN AMRO Opinion is filed as Exhibit 3 to this Statement and is also attached hereto as Annex B. The ABN AMRO Opinion states the assumptions made, procedures followed, matters considered and review undertaken by ABN AMRO, and stockholders are urged to read such opinion in its entirety.

     As set forth in the Offer, Purchaser will purchase all Shares properly tendered prior to the close of the Offer if the Minimum Condition has been satisfied by that time and if all other conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under the DGCL, the approval of the Company's Board of Directors and the affirmative vote of the holders of a majority of the outstanding shares of Common Stock are required to adopt the Merger Agreement. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the adoption of the Merger Agreement without the affirmative vote of any other stockholder. The Company has been advised by Parent and Purchaser that if Purchaser acquires pursuant to the Offer, or otherwise, such number of shares of Common Stock that, when added to the Optioned Common Shares constitutes at least 90% of the outstanding shares of Common Stock, the Parent and Purchaser intend to cause the Merger to be consummated without any action by or any further prior notice to the other stockholders of the Company, pursuant to the short-form merger provisions of the DGCL.

     The Offer is scheduled to expire at 12:00 Midnight, Monday, April 13, 1998, New York City time, unless the Offer is extended.

     A copy of the press release issued jointly by the Company and IHF on March 11, 1998, announcing the Merger and the Offer, is filed as an exhibit to the
Schedule 14D-1 and is incorporated herein by reference in its entirety. A copy of a letter to all stockholders of the Company communicating the recommendation of the Board of Directors is filed as an exhibit to the Schedule 14D-1 and is incorporated herein by reference in its entirety.

Background of the Transaction

     On or about January 15, 1998, Lou Pellicano, Senior Vice President of IHF, telephoned Glen S. Bolander, the Company's Chief Executive Officer and President and a Director, to discuss IHF's interest in acquiring the Company. Mr. Bolander advised Mr. Pellicano that the Company was not for sale, but that the Company's Board of Directors would be willing to listen to IHF's proposal.

     On January 19, 1998, Mr. Pellicano met with Mr. Bolander at the Company's offices to further discuss IHF's interest in the Company. At that time Mr. Pellicano requested that the Company provide IHF with information that would assist IHF in determining the value of the Company.

     In response to Mr. Pellicano's request, and as an initial position for any ensuing price discussions that might occur, Mr. Bolander and Daniel J. Kinsella, Vice President and Chief Financial Officer of the Company, prepared an analysis of the Company, and Mr. Bolander provided Mr. Pellicano with such information.

     Following IHF's review of the analysis furnished by Mr. Bolander, Mr. Pellicano orally informed Mr. Bolander that based upon IHF's evaluation of the Company, IHF was prepared to explore a transaction with the Company at a price range of $13.00 to $15.00 per share.

     During the last week of January 1998, Mr. Bolander and Mr. Pellicano continued to discuss the various possible economic terms of a transaction. Mr. Bolander indicated that, based upon previous discussions with the Company's Board of Directors relating to prior inquiries regarding the acquisition of the Company, he would not present a potential transaction to the Company's Board of Directors at a price less than $15.00 per share. Mr. Pellicano responded with a price of $14.00 per share. After further discussion between Mr. Bolander and Mr. Pellicano, Mr. Pellicano orally informed Mr. Bolander that, subject to due diligence, IHF was prepared to offer between $14.50 and $15.00 per share with the per share price being in part dependent upon the trading price of the Company's shares.

     At a special meeting of the Company's Board of Directors held on January 29, 1998, Mr. Bolander formally presented to the Board IHF's interest in acquiring the Company. At that time, Mr. Bolander advised the Board that, subject to its due diligence review of the Company, IHF was prepared to make an all-cash offer for 100% of the outstanding shares of the Common Stock of the Company at a price range of $14.50 to

$15.00 per share with the per share price being in part dependent upon the trading price of the Company's shares. The Board expressed interest in continuing discussions with IHF regarding the potential acquisition of the Company. After consultation with the Company's legal counsel, the Board decided to establish an independent committee to represent the Company in its further discussions with IHF. Roger L. Weston, a director of the Company, and Charles H. Perlman, a director of the Company and partner with the Company's regular outside counsel, were appointed as members of the independent committee. In connection with Mr. Weston's appointment to the independent committee, the Company's Board authorized the Company to pay Mr. Weston a fee of $75,000 for his participation on the independent committee. The Board of Directors also engaged special Delaware legal counsel to advise the Company's Board regarding issues of Delaware law.

     The independent committee decided to retain an investment banking firm to assist the independent committee and to render a fairness opinion to the Board of Directors should an agreement be reached with IHF. The independent committee informed the Board that the receipt of a fairness opinion from a qualified investment banking firm would be a condition to the independent committee's recommendation of a transaction and should be a condition of the Board's approval of a transaction. In addition, the independent committee authorized Mr. Bolander to continue his discussions with Mr. Pellicano and instructed Mr. Bolander to keep the independent committee informed as to the status and nature of all such discussions.

     During the January 29 meeting the Board discussed whether to seek other potential buyers for the Company. The Board had received indications of interest regarding the acquisition of the Company from two potential buyers over the past 20 months, in each case at prices significantly lower than the IHF price range. Mr. Bolander advised the Board that it was clear to him from his discussions with Mr. Pellicano that IHF would likely not be interested in continuing negotiations with the Company if the Company sought other prospective buyers. The Board expressed the view that, under those circumstances, actively seeking other bidders for the Company would not be prudent or necessary because: (i) IHF's offer was at a significant premium to the current market price of the Company's shares, which premium could be lost if IHF refused to continue negotiations after the Company sought other bidders; (ii) the Company would be exposed to the market during the course of the pendency of any offer commenced by, or any agreement entered into with, IHF; and (iii) the transaction could be structured so that the Company would be permitted to accept any unsolicited higher offer received prior to the closing of a transaction with IHF. Also, the Board determined that any transaction would be preconditioned on the receipt of a fairness opinion from a well respected investment banking firm.

     On February 2, 1998, IHF and the Company entered into a confidentiality agreement covering information furnished by the Company to IHF and its advisors in connection with their evaluation of a possible transaction with the Company.

     On February 9, 1998, IHF and the Company entered into a confidentiality agreement covering information furnished by IHF to the Company and its advisors.

     During the first week of February 1998, IHF conducted due diligence on the Company. During such time period, Mr. Pellicano and Mr. Bolander continued to negotiate the various terms of a possible transaction, with the independent committee providing Mr. Bolander guidance with regard to various aspects of the negotiations. As a result of such negotiations, Mr. Pellicano orally conveyed to Mr. Bolander IHF's preliminary proposal to acquire 100% of the Company's shares at a per share cash price of $14.75.

     On February 13, 1998, the Company's Board of Directors held a telephonic meeting to consider IHF's proposal. At that time the independent committee recommended to the Board that the independent committee, with Mr. Bolander's assistance, continue to pursue negotiations with IHF. The Board instructed Mr. Bolander and the independent committee to continue to negotiate and pursue the potential sale of the Company to IHF. Also on that date the independent committee interviewed potential investment banking firms.

     During the following week, Mr. Bolander conducted business due diligence with respect to IHF.

     On February 18, 1998, IHF submitted to the Company drafts of the Merger Agreement and the Stockholder Agreement.

     On February 19, 1998, Mr. Bolander met with C. Dean Metropoulos, the Chairman of the Board of IHF.

     On February 26, 1998, counsel for the Company delivered comments on the drafts of the Merger Agreement and the Stockholder Agreement to counsel for IHF and raised several open issues regarding the proposed transaction.

     On February 26, 1998, the independent committee and the Company's Board of Directors met telephonically and approved the retention of ABN AMRO to provide financial advisory and investment banking services in connection with the Offer and the Merger. On February 26, 1998, the Company entered into an agreement with ABN AMRO (dated as of February 23, 1998), paid ABN AMRO a retainer fee of $50,000 and agreed to pay ABN AMRO an additional $200,000 upon the delivery by ABN AMRO of an opinion regarding the fairness, from a financial point of view, of any proposed transaction with IHF.

     From February 27, 1998 through March 10, 1998, counsel for IHF and the Company exchanged comments on successive drafts of the Merger Agreement and Stockholder Agreement and counsel for IHF and the Company continued to engage in extensive negotiations concerning various open issues. The Company also requested IHF to enter into the Standstill Agreement.

     On March 4, 1998, ABN AMRO delivered its presentation book regarding the proposed transaction with IHF to the independent committee and the Company's Board of Directors, and the Company's Board of Directors received copies of the latest drafts of the Transaction Documents.

     On March 5, 1998, the Company's Board and the independent committee conducted a telephonic meeting. ABN AMRO made a presentation to the Company and discussed with the independent committee and the Company's Board of Directors its presentation book regarding IHF's then-proposed per share consideration of $14.75. The Company's legal counsel reviewed with the Board the proposed terms of the Transaction Documents and the Standstill Agreement in detail. Mr. Bolander discussed in detail the terms of his proposed Employment and Noncompetition Agreement with IHF. The Board also discussed various open issues in the negotiations and instructed Mr. Perlman to negotiate further with IHF regarding such issues. Following the meeting the negotiation of the open issues continued.

     On March 6, 1998, the Company's Board of Directors and the independent committee met again telephonically to discuss the status of the proposed transaction. Mr. Bolander reported that, based upon its further due diligence and its concerns over certain business issues, IHF had lowered its proposal to $14.50 per share. The Board of Directors determined that Mr. Bolander should continue negotiations with IHF to determine whether a price higher than $14.50 per share could be obtained. The independent committee requested that ABN AMRO conduct an analysis of IHF's proposal of $14.50 per share and prepare a presentation for the Company's Board and the independent committee.

     Following the March 6 Board meeting, negotiations between representatives of IHF and the Company continued regarding price and other open issues.

     On March 9, 1998, ABN AMRO provided the independent committee and the Board with a revised presentation book analyzing the transaction at a price of $14.50 per share. The Company's Board of Directors reconvened telephonically and Mr. Bolander reported on the negotiations that had taken place over the prior two days. During such meeting ABN AMRO indicated that it was in a position to render a fairness opinion to the Company's Board of Directors based on a price of $14.50 per share. Mr. Bolander was authorized by the independent committee and the Board to continue discussions with Mr. Pellicano regarding the open issues.

     Following the March 9 Board meeting, in a telephone conversation held on March 9, 1998 between Mr. Bolander and Mr. Pellicano, Mr. Pellicano indicated that IHF's offer of $14.50 per share was firm and non-negotiable.

     On March 10, 1998, the Company's Board of Directors reconvened telephonically. Mr. Perlman advised the Board of Directors of the status of the negotiations with IHF and the status of the Transaction Documents and the Standstill Agreement. ABN AMRO reviewed with the Board its revised presentation book based upon a transaction price of $14.50 per share. ABN AMRO provided orally its opinion to the Board that the $14.50 per share consideration to be received by the stockholders of the Company pursuant to the Merger Agreement is fair to such stockholders from a financial point of view. Based upon this oral opinion and the Board's discussion, the independent committee recommended the approval of the proposed transactions with IHF at $14.50 per share. After further discussion, the Board unanimously approved in the following order the following matters: (i) an amendment to the Rights Agreement, permitting the Offer and Merger to proceed without triggering the provisions of the Rights Agreement, (ii) the Merger Agreement, the Stockholder Agreement, the Standstill Agreement and the transactions contemplated thereby, including the Offer and the Merger each at $14.50 per share, and (iii) certain amendments to the Company's bylaws required to be effected pursuant to the terms of the Merger Agreement. In addition, the Company's Board of Directors recommended that the Company's stockholders tender their shares pursuant to the Offer and, if applicable, adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

     On March 10, 1998, following the Board meeting, the Merger Agreement and the other Transaction Documents were executed by all the parties thereto.

     On March 11, 1998, ABN AMRO delivered its written fairness opinion to the Company's Board of Directors, confirming its oral opinion of March 10.

     In reaching the determination and recommendation described above, the Board of Directors considered a number of factors, including, among other things, the following:

     (i) Information regarding the Company's business, its current financial condition and results of operations and its future prospects.

     (ii) The projected financial results, prospects and strategic objectives of the Company, as well as the risks involved in achieving those results, prospects and objectives.

     (iii) The fact that the $14.50 per share price to be received by the Company's stockholders in both the Offer and Merger represents a substantial premium over the closing market price per share of Common Stock on each of the last full trading day prior to the Board's approval of the transaction, that date which was a seven days prior to the Board's approval of the transaction and that date which was 30 days prior to the Board's approval of the transaction; and that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders.

     (iv) That while the Company is prohibited from soliciting or encouraging Acquisition Proposals, following the receipt of an unsolicited written bona fide Acquisition Proposal, the Company may provide information concerning the Company to, or enter into discussions or negotiations with, the person or entity that made such Acquisition Proposal if the Board of Directors of the Company, after consultation with its legal counsel, determines in good faith that such actions are advisable for the Board to act in the best interest of the Company and its stockholders.

     (v) The favorable timing of a sales transaction in light of the equity markets being at an all-time high.

     (vi) The Board's view, after consultation with management and ABN AMRO, regarding the likelihood of the existence of other buyers on terms as favorable as those in the Offer and the Merger.

     (vii) The presentation made to the Company's Board of Directors by a representative of ABN AMRO and the opinion of ABN AMRO that the $14.50 per share price to be received by the stockholders of the Company pursuant to the Merger Agreement is fair to such stockholders from a financial point of view.

     (viii) The availability of appraisal rights under Section 262 of the DGCL for Dissenting Shares.

     (ix) The terms and conditions of the Merger Agreement and the course of the negotiations resulting in the execution thereof.

     (x) The likelihood that the proposed acquisition would be consummated, including the likelihood of obtaining the regulatory approvals required pursuant to the Merger Agreement, and satisfying the other conditions to the Offer and the Merger contained in the Merger Agreement, the experience, reputation and financial condition of IHF and the risks to the Company if the acquisition were not consummated.

     (xi) The Board's view as to the means by which the value of the consideration received by stockholders of the Company in any transaction would be maximized.

     The members of the Board of Directors evaluated the factors listed above in light of their knowledge of the business and operations of the Company and their business judgment. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to a letter agreement dated February 23, 1998, the Company retained ABN AMRO as the Company's exclusive financial advisor to provide financial advisory and investment banking services in connection with analyzing the fairness, from a financial point of view, of a possible transaction with IHF. The Company paid ABN AMRO a non-refundable $50,000 retainer at the time the letter agreement was signed and agreed to pay ABN AMRO an opinion fee of $250,000 (against which the $50,000 retainer would be credited) at the time ABN AMRO rendered its verbal or written fairness opinion. In addition, the Company agreed to reimburse ABN AMRO for its expenses, including legal fees, and to indemnify, ABN AMRO for liabilities and expenses arising out of the engagement and the transactions in connection therewith.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To be best knowledge of the Company, during the past sixty days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries presently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such person to incur liability under the provisions of
Section 16(b) of the Exchange Act.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in this Statement, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer, which relates to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Antitrust. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust

Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements.

     Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration of a 15 calendar day waiting period following the filing by IHF of a Pre-Merger Notification and Report Form with respect to the Offer, unless IHF receives a request for additional information or documentary material, or the Antitrust Division and the FTC terminate the waiting period prior thereto. IHF has filed a Pre-Merger Notification and Report Form with respect to the Offer. If, within the initial 15 day period, either the Antitrust Division or the FTC requests additional information or material from IHF concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by IHF with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of IHF. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of applicable waiting periods under the HSR Act is a condition to Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of Shares pursuant to the Offer and shares of Common Stock pursuant to the Merger. At any time before or after Purchaser's acquisition of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or the consummation of the Merger or seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of IHF or its subsidiaries or the Company or its subsidiaries. Private parties and state attorneys general may also bring action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

     State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (generally defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. As indicated in Item 4, the Company, pursuant to a resolution of the Board of Directors approving the Offer and the Merger, has rendered Section 203 of the DGCL inapplicable to the Offer and the Merger. A number of other states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar
v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws, that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions.

     The Company and certain of its subsidiaries conduct business in a number of other states throughout the United States, some of which have enacted takeover laws and regulations. Neither Purchaser, Parent nor IHF knows whether any or all of these takeover laws and regulations will by their terms apply to the Offer, and, except with respect to the DGCL, neither Purchaser, Parent nor IHF has currently complied with any other state takeover statute or regulation. Purchaser has reserved the right to challenge the applicability or validity of any state law purportedly applicable to the Offer. If it is asserted that any state takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

     Litigation. On March 12, 1998, a complaint alleging a class action on behalf of persons who own Common Stock was filed in the Delaware Court of Chancery by attorneys for The Great Neck Capital Appreciation Investment Partnership, L.P. ("Plaintiff"), against the individuals serving as directors of the Company, the Company and IHF (the "Defendants"). In substance, the complaint alleges that the Defendants possess material non-public information regarding the fair value of the Company and that the Company's Directors breached their fiduciary duties to the public stockholders of the Company by, among other things, failing to take adequate steps to determine the fair value of the Company, failing to investigate other potential transactions and failing to take adequate steps to maximize stockholder value. The relief sought by the Plaintiff includes an injunction against the acquisition of Shares by Purchaser; an injunction requiring that certain steps be taken to evaluate the value of the Company; an accounting for damages; and an award of costs of suit and attorneys' and experts' fees in unspecified amounts.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
Exhibit 1      Offer to Purchase (incorporated by reference to Exhibit
               (a)(1) to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission by IHF, Parent and Purchaser dated March 17, 1998 (the "Schedule 14D-1")).
Exhibit 2      Letter of Transmittal (incorporated by reference to Exhibit
               (a)(2) to the Schedule 14D-1).
Exhibit 3      Opinion of ABN AMRO dated March 10, 1998 (Attached to
               Schedule 14D-9 mailed to stockholders as Annex B)
Exhibit 4      Joint Press Release, dated March 11, 1998 (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1).
Exhibit 5      Letter dated March 18, 1998 from Glen S. Bolander to the
               Stockholders of the Company (included with Schedule 14D-9
               mailed to stockholders)
Exhibit 6      Agreement and Plan of Merger, dated March 10, 1998, by and among IHF, Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1).
Exhibit 7      Stockholder Agreement dated March 10, 1998, among Purchaser,
               Parent, the Company and the Selling Stockholder
               (incorporated by reference to Exhibit (c)(2) to the Schedule
               14D-1).
Exhibit 8      Form of Option Surrender Agreement, Release and Waiver dated
               March 10, 1998, among the Company and holders of options to acquire shares of the Company's Common Stock (incorporated by reference to Exhibit (c)(3) to the Schedule 14D-1).
Exhibit 9      Employment and Noncompetition Agreement dated March 10,
               1998, between IHF and the Selling Stockholder (incorporated by reference to Exhibit (c)(4) to the Schedule 14D-1).
Exhibit 10     Confidentiality Agreement dated as of February 2, 1998,
               between IHF and the Company (incorporated by reference to
               Exhibit (c)(5) to the Schedule 14D-1).
Exhibit 11     Confidentiality Agreement dated as of February 9, 1998,
               between IHF and the Company (incorporated by reference to
               Exhibit (c)(6) to the Schedule 14D-1).
Exhibit 12     Standstill Agreement dated as of March 10, 1998, between IHF and the Company (incorporated by reference to Exhibit (c)(7)
               to the Schedule 14D-1).
Exhibit 13     Employment Agreement dated January 10, 1990, between the
               Company and Glen S. Bolander (incorporated by reference to
               Exhibit 10(d) to the Company's Annual Report on Form 10-K
               for the fiscal year ended May 31, 1994).
Exhibit 14     Amendment No. 1 to Employment Agreement dated October 1993, between the Company and Glen S. Bolander (incorporated by
               reference to Exhibit 10(e) to the Company's Annual Report on
               Form 10-K for the fiscal year ended May 31, 1994).
Exhibit 15     Employment Agreement effective June 4, 1994, between the
               Company and Ronald K. Zuckerman (incorporated by reference to Exhibit 10(g) to the Company's Annual Report on Form 10-K
               for the fiscal year ended May 31, 1994).
Exhibit 16     Amendment No. 1 to Employment Agreement dated June 3, 1997, between the Company and Ronald K. Zuckerman (incorporated by reference to Exhibit 10(i) to the Company's Annual Report on
               Form 10-K for the fiscal year ended May 31, 1997).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GRIST MILL CO., a Delaware corporation

                                          By:     /s/ GLEN S. BOLANDER

                                            ------------------------------------
                                            Name: Glen S. Bolander
                                            Title: Chief Executive Officer and
                                              President

Dated: March 18, 1998

                                                                         ANNEX A

                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                                    GENERAL

     This Information Statement is being mailed on or about March 18, 1998 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Grist Mill Co., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $.10 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (as defined below) to the Board of Directors of the Company (the "Board").

     On March 10, 1998, the Company, International Home Foods, Inc., a Delaware corporation ("IHF"), IHF/GM Holding Corporation, a Delaware corporation, a direct wholly owned subsidiary of IHF ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation, a direct wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) Purchaser will commence a tender offer (the "Offer") for all of the outstanding Shares at the purchase price of $14.50 per Share, net to the seller in cash, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, Parent will own all of the outstanding capital stock of the Company.

     The Merger Agreement generally provides that, promptly upon the purchase by Purchaser of a majority of the Shares pursuant to the Offer, Purchaser shall be entitled to designate such number of directors (the "Purchaser Designees") to the Board as will give Purchaser representation proportionate to its ownership interest. The Merger Agreement requires the Company to take action to cause the Purchaser Designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. See "Right to Designate Directors; The Purchaser Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

     The information contained in this Information Statement concerning IHF, Parent and Purchaser has been furnished to the Company by IHF. The Company assumes no responsibility for the accuracy or completeness of such information.

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of March 10, 1998, there were 6,860,692 Shares outstanding. The Board currently consists of four members with no vacancies.

             RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     The Merger Agreement provides that, upon the purchase by Purchaser pursuant to the Offer of that number of Shares which represents a majority of the shares of Common Stock then outstanding on a fully diluted basis, the parties to the Merger Agreement will take all actions necessary to cause to be elected to the Board such number of directors designated by Purchaser, rounded up to the next whole number, as will give Purchaser representation on the Board equal to the product of: (i) the total number of directors of the Company (giving effect to any increase in the number of directors pursuant to such provision) multiplied by (ii) the percentage that such number of Shares so purchased bears to the aggregate number of shares of Common Stock then outstanding. The Merger Agreement also provides that the Company will take whatever action is necessary, including but not limited to amending the Company's bylaws, to increase the size of its

Board of Directors, or use reasonable efforts to secure the resignation of directors, as is necessary to permit that number of Purchaser Designees to be elected to the Company's Board of Directors; provided that, prior to the effective time of the Merger, the Company's Board of Directors will always have at least two members who are Continuing Directors (as defined in the Merger Agreement), except to the extent that all Continuing Directors resign.

     IHF has informed the Company that it currently intends to choose the Purchaser Designees it has the right to designate to the Company's Board of Directors pursuant to the Merger Agreement from the individuals set forth below:

             NAME                AGE
             ----                ---           PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
C. Dean Metropoulos............  50    Chairman of the Board and Chief Executive Officer, IHF
                                       (1996-present); Chairman of the Board and Chief Executive
                                       Officer, Purchaser and Parent (1998-present); Chief
                                       Executive Officer, C. Dean Metropoulos & Co. (1994-present);
                                       Chairman and Chief Executive Officer, The Morningstar Group
                                       (1994-1997); President and Chief Executive Officer, Stella
                                       Foods, Inc. (1983-1993).
John H. Bess...................  45    President and Chief Operating Officer, IHF (1997-present);
                                       President, Chief Operating Officer and Director, Purchaser
                                       and Parent (1998-present); Vice President, Managing Director of Worldwide Strategies Planning and numerous other
                                       positions Procter & Gamble (1975-1997).
N. Michael Dion................  40    Senior Vice President and Chief Financial Officer, IHF
                                       (1996-present); Chief Financial Officer, Purchaser and
                                       Parent (1998-present); Vice President of Finance, C. Dean
                                       Metropoulos & Co. (1994-1996); Vice President of Finance,
                                       Stella Foods, Inc. (1990-1994).
Jack D. Furst..................  38    Managing Director and Principal, Executive Vice President,
                                       The Fund, Inc. (1994-present); Executive Vice President,
                                       HMTF Operating, Inc., formerly known as Hicks, Muse, Tate &
                                       Furst Incorporated ("Hicks Muse") (1989-present).
Michael J. Levitt..............  38    Director, IHF (1996-present); Managing Director and
                                       Principal, Executive Vice President, The Fund, Inc.
                                       (1995-present); Managing Director and Deputy Head --
                                       Investment Banking, Smith Barney Inc. (1993-1995); Managing
                                       Director, Morgan Stanley & Co. Incorporated (1986-1993).
Alan B. Menkes.................  38    Director, IHF (1996-present); Managing Director and
                                       Principal, Executive Vice President, The Fund, Inc.
                                       (1992-present); Vice President, Assistant Secretary and
                                       Director, Purchaser and Parent (1998-present).
John R. Muse...................  46    Director, IHF (March 1998-present); Chief Operating Officer,
                                       Hicks Muse (1989-present); Chief Operating Officer, The
                                       Fund, Inc. (1994-present); Director, Suissa Foods (1997-to present).
Lawrence D. Stuart, Jr. .......  52    Managing Director and Principal, Executive Vice President,
                                       The Fund, Inc. (1995-present); Managing Partner, Dallas
                                       office of Weil, Gotshal & Manges (1989-1995); Director,
                                       Chancellor Media Corporation (1997-present).
Charles W. Tate................  52    Director, IHF (1996-present); President, The Fund, Inc.
                                       (1991-present); Director, Berg Electronics Corp.
                                       (1993-present).

     It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of a majority of the outstanding Shares, pursuant to the Offer, which purchase cannot be earlier than April 13, 1998. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors resigning such that, immediately following such action, the number of vacancies to be filled by the Purchaser Designees will be available. It is currently not known which of the current directors of the Company will resign, if any.

     None of the executive officers or directors of IHF, Parent or Purchaser currently is a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of IHF, Parent or Purchaser, none of IHF's, Parent's or Purchaser's directors or executive officers beneficially owns any equity securities, or rights to acquire any equity securities, of the Company, and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

          THE CURRENT MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY

     The current directors of the Company, their ages as of March 10, 1998, and their principal occupation and business experience are set forth below:

                NAME                     AGE         PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
                ----                     ---         --------------------------------------------
Ronald K. Zuckerman..................    55    Chairman of the Board, also served as Chief Financial
                                               Officer until 1992 and Chief Executive Officer from 1975
                                               until October 1993. He has been a director and officer
                                               of the Company since 1975. From 1973 to 1981, Mr.
                                               Zuckerman also worked as an independent management
                                               consultant.
Glen S. Bolander.....................    51    President and Chief Executive Officer, he has been a
                                               director of the Company since 1986 and an officer of the
                                               Company since 1982. Mr. Bolander joined the Company in
                                               1982 as Vice President, Industrial Sales, and later
                                               served as Executive Vice President. He is associated
                                               with the National Institute of Food Technologies.
Charles H. Perlman...................    52    He has been a director of the Company since 1983. Mr.
                                               Perlman has been a partner in the law firm of Barack
                                               Ferrazzano Kirschbaum Perlman & Nagelberg specializing
                                               in corporate and securities law since 1986.
Roger L. Weston......................    55    He has been a director of the Company since 1984 and has
                                               been Chairman of the Board, President and Chief
                                               Executive Officer of GreatBanc, Inc., an Illinois
                                               multi-bank holding company since 1986. Mr. Weston
                                               invests in and is on the board of directors of numerous
                                               public and private companies.

                 THE CURRENT EXECUTIVE OFFICERS OF THE COMPANY

     The current executive officers of the Company, their ages as of March 10, 1998, and their positions with the Company and business experience are set forth below:

                NAME                     AGE               POSITION AND BUSINESS EXPERIENCE
                ----                     ---               --------------------------------
Glen S. Bolander.....................    51    President and Chief Executive Officer, he has been a
                                               director of the Company since 1986 and an officer of the
                                               Company since 1982. Mr. Bolander joined the Company in
                                               1982 as Vice President, Industrial Sales, and later
                                               served as Executive Vice President. He is associated
                                               with the National Institute of Food Technologies.

                NAME                     AGE               POSITION AND BUSINESS EXPERIENCE
                ----                     ---               --------------------------------
Michael J. Cannon....................    40    Vice President, Sales since 1994. Mr. Cannon was the
                                               Vice President, Core Products Group from 1993 to 1994
                                               and the Vice President, Grocery from 1988 to 1993. Prior
                                               to joining the Company in 1987, Mr. Cannon was the
                                               Marketing and New Product Manager for The Pillsbury
                                               Company.
Daniel J. Kinsella...................    39    Vice President, Chief Financial Officer and Treasurer
                                               since 1992. Mr. Kinsella was the Company's Director of
                                               Finance and Treasurer from 1990 to 1992. Prior to
                                               joining the Company in 1989, he was the Director of
                                               Financial Reporting for Inter-Regional Financial Group,
                                               Inc.
Michael A. Parent....................    40    Vice President, Operations since 1996. Mr. Parent has
                                               been a member of the Company's operations management
                                               since 1994 and was the Manufacturing Controller for the
                                               Company from 1991 to 1994.
Thomas L. Traub......................    39    Vice President, Human Resources since May 1997. Mr.
                                               Traub was the Company's Human Resources Manager from
                                               1995 to 1996. Prior to joining the Company, Mr. Traub
                                               was the Human Resources Manager for General Mills Inc.
                                               from 1990 to 1995.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following persons were known to the Company, as of March 10, 1998, to be the beneficial owners of more than 5% of the Company's outstanding Common Stock (the only class of outstanding equity securities of the Company):

             NAME AND ADDRESS                     NUMBER OF SHARES        PERCENT OF SHARES
           OF BENEFICIAL OWNER                BENEFICIALLY OWNED(1)(2)    BENEFICIALLY OWNED
           -------------------                ------------------------    ------------------
Glen S. Bolander..........................            673,544(3)                 9.82%
21340 Hayes Avenue
Lakeville, MN 55044
Dimensional Fund Advisors Inc.............            419,950(4)                 6.12%
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401
Heartland Advisors, Inc...................            403,000(5)                 5.87%
790 North Milwaukee Street
Milwaukee, WI 53202

-------------------------
(1) All shares are subject to the named person's sole voting and investment power, except as set forth in the footnotes below.

(2) Includes all stock options held by the named persons provided such options are currently vested or will vest within sixty (60) days.

(3) Includes 403,899 shares owned directly by Mr. Bolander, of which 45,000 shares are owned by Mr. Bolander as a tenant in common with his spouse with whom Mr. Bolander shares voting and investment power. Includes 24,645 shares owned by the Grist Mill Co. Employees Retirement Savings Plan and Trust for the benefit of Mr. Bolander. Also includes non-qualified stock options to purchase 70,000 shares at $6.00 per share, 50,000 shares at $6.563, 75,000 shares at $8.625 per share and 50,000 shares at $7.875 per share.

(4) The Company is relying on information provided by Dimensional Fund Advisors Inc. in a Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on February 10, 1998. According to such Schedule 13G, Dimensional Fund Advisors Inc. has the sole power to dispose of all 419,950 shares reported, but has the sole power to vote only 279,000 of such shares.

(5) The Company is relying on information provided by Heartland Advisors, Inc., in a Schedule 13G filed with the SEC on January 30, 1998.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table shows the total number of shares of Common Stock (the only class of outstanding equity securities of the Company) and the percentage of the outstanding Common Stock beneficially owned, as of March 10, 1998 (except as noted below), by the Chief Executive Officer, by each of the Company's four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of fiscal year 1997 and by one individual who served as an executive officer of the Company for a portion of fiscal year 1997 only (collectively, the "Named Executive Officers") individually, by each director individually and by directors and executive officers of the Company as a group:

                   NAME OF                       BENEFICIAL OWNERSHIP    PERCENT OF SHARES
              BENEFICIAL OWNER                        (1)(2)(3)          BENEFICIALLY OWNED
              ----------------                   --------------------    ------------------
Glen S. Bolander.............................           673,544(4)              9.82%
Eric H. Beringause...........................             7,758(5)                 *
Michael J. Cannon............................            23,810(6)                 *
Daniel J. Kinsella...........................            24,009(7)                 *
Michael A. Parent............................             6,456(8)                 *
Thomas J. Tatoian............................            13,458(9)                 *
Ronald K. Zuckerman..........................           153,938(10)             2.24%
Charles H. Perlman...........................           129,534(11)             1.89%
Roger L. Weston..............................           125,444(12)             1.83%
All directors and executive officers as a
  group
  (10 persons)...............................         1,159,456(13)            16.90%

-------------------------
  *  Less than 1%.

 (1) All shares are subject to the named person's sole voting and investment power, except as set forth in the footnotes below.

 (2) Includes all stock options held by the named persons provided such options are currently vested or will vest within sixty (60) days.

 (3) Does not include any shares beneficially owned by the adult children of such persons. Includes shares held in joint tenancy with certain family members who share voting and investment power.

 (4) See footnote (3) to the table entitled "Security Ownership of Certain Beneficial Owners" for additional information regarding beneficial ownership by Mr. Bolander.

 (5) Reflects stock ownership as of May 21, 1997, the effective date of the termination of Mr. Beringause's employment with the Company. Includes 1,000 shares owned directly by Mr. Beringause and 2,638 shares owned by the Grist Mill Co. Employees Retirement Savings Plan and Trust for the benefit of Mr. Beringause. Includes non-qualified stock options to purchase 120 shares at $9.00 per share and 4,000 shares at $9.625 per share.

 (6) Includes 13,770 shares owned directly by Mr. Cannon. Also includes non-qualified stock options to purchase 880 shares at $7.00 per share, 900 shares at $6.25 per share, 6,000 shares at $9.75 per share, 680 shares at $9.00 per share, 1,200 shares at $5.50 per share and 380 shares at $5.00 per share.

 (7) Includes 9,352 shares owned directly by Mr. Kinsella and 1,497 shares owned by the Grist Mill Co. Employees Retirement Savings Plan and Trust for the benefit of Mr. Kinsella. Also includes non-qualified stock options to purchase 2,400 shares at $7.00 per share, 2,160 shares at $6.25 per share, 6,000 shares at $9.75 per share, 920 shares at $9.00 per share, 1,200 shares at $5.50 per share and 480 shares at $5.00 per share.

 (8) Includes 2,583 shares owned by the Grist Mill Co. Employees Retirement Savings Plan and Trust for the benefit of Mr. Parent. Also includes non-qualified stock options to purchase 1,200 shares at $7.00 per share, 1,200 shares at $6.25 per share, 640 shares at $9.00 per share, 400 shares at $5.00 per share and 3,800 shares at $6.87 per share.

 (9) Reflects stock ownership as of May 31, 1997, the effective date of the termination of Mr. Tatoian's employment with the Company. Includes 7,370 shares owned directly by Mr. Tatoian and 6,088 shares owned by the Grist Mill Co. Employee Retirement Savings Plan and Trust for the benefit of Mr. Tatoian.

(10) Includes 148,938 shares held directly by Mr. Zuckerman. Also includes 5,000 shares owned by Mr. Zuckerman's spouse. Mr. Zuckerman disclaims beneficial ownership of the securities owned by his spouse.

(11) Includes 2,262 shares held directly by Mr. Perlman. Also includes 36,320 shares owned beneficially by Mr. Perlman's spouse, 5,000 shares in trust for Mr. Perlman's children and 5,000 shares in an individual retirement account. Mr. Perlman disclaims beneficial ownership with respect to 41,320 of such shares. Includes non-qualified stock options to purchase 10,436 shares at $7.125 per share, 10,516 shares at $6.25 per share, 15,000 shares at $9.375 per share, 15,000 shares at $6.25 per share, 15,000 shares at $6.50 per share and 15,000 shares at $9.0625 per share. Such options are held by Mr. Perlman for the benefit of Mr. Perlman and his partners in the law firm of Barack Ferrazzano Kirschbaum Perlman & Nagelberg. Accordingly, Mr. Perlman disclaims beneficial ownership of all but 4,285 of the shares represented by such options.

(12) Includes 65,444 shares held directly by Mr. Weston. Also includes non-qualified stock options to purchase 15,000 shares at $9.375 per share, 15,000 shares at $6.25 per share, 15,000 shares at $6.50 per share and 15,000 shares at $9.0625 per share.

(13) Includes non-qualified stock options to purchase 421,312 shares at prices ranging from $5.00 per share to $9.75 per share.

      COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the National Association of Securities Dealers. Officers, directors and "greater than ten percent" stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms so filed.

     Based solely on review of the copies of such forms furnished to the Company for the period beginning on June 1, 1996 and ending on May 31, 1997 and written representations from certain reporting persons that no Forms 5 were required to be filed, all Section 16(a) filing requirements applicable to the Company's officers, directors and "greater than ten percent" stockholders were met for the fiscal year ended May 31, 1997.

              INTERESTS OF CERTAIN PERSONS IN THE OFFER AND MERGER

     In considering the recommendation of the Board of Directors, stockholders of the Company should be aware that certain officers and directors of the Company have certain interests in the Offer and the Merger, including those referred to below, that present actual or potential conflicts of interest in connection with the Offer and the Merger. The Board of Directors was aware of these potential or actual conflicts of interest and considered them along with other matters described under Item 4 of the Schedule 14D-9 to which this Information Statement is attached.

       INTERESTS OF BOARD MEMBERS WITH RESPECT TO COMPENSATION AND SHARES

AGREEMENT WITH ROGER L. WESTON

     At a special meeting of the Board of Directors held on January 29, 1998, the Board of Directors of the Company, after consultation with the Company's legal counsel, decided to establish an independent committee to represent the Company in its discussions with IHF in connection with the proposed acquisition of the Company. Roger L. Weston and Charles H. Perlman were appointed as members of the independent committee. In connection with Mr. Weston's appointment to the independent committee, the Company's Board authorized the Company to pay Mr. Weston a fee of $75,000 to serve as Chairman of the independent committee and to continue to serve as a director of the Company prior to the effective time of the Merger.

OPTIONS

     All employees, officers, directors or consultants of the Company and its subsidiaries are eligible to participate in the Grist Mill 1986 Non-Qualified Stock Option Plan (the "Stock Option Plan"). In general pursuant to the Stock Option Plan, option grants vest according to the following schedule: one-fifth at the one-year anniversary of the grant date, an additional one-fifth at the three-year anniversary, an additional one-fifth at the four-year anniversary and the remainder at the four-year, eleven-month anniversary of the grant. With respect to options granted to Mr. Bolander, however, options vest immediately. All options granted under the Stock Option Plan have an exercise price equal to the last bid price per share of the Company's Common Stock on the date of grant as reported on the National Association of Securities Dealers, Inc. Automated Quotation System.

     In connection with the Merger, each then outstanding option to purchase shares of Common Stock under the Stock Option Plan, whether or not then exercisable or vested, will be, except under certain circumstances relating to persons subject to Section 16(a) of the Exchange Act, canceled and will represent the right to receive an amount (subject to any applicable withholding tax) in cash for each share of Common Stock subject to such option equal to the difference between the per share Merger Consideration and the per share exercise price of such option to the extent such difference is a positive number. During or on behalf of the fiscal year 1997, Mr. Perlman and Mr. Weston each received options to purchase 15,000 shares of Common Stock at an exercise price of $9.0625 per share.

     INTERESTS OF EXECUTIVE OFFICERS OF THE COMPANY WITH RESPECT TO SHARES

EMPLOYMENT CONTRACTS

     Glen S. Bolander.

          Existing Agreement. The Company entered into an employment agreement with Mr. Bolander on January 10, 1990 (the "Existing Agreement"), which provides that Mr. Bolander will not compete with the Company or its subsidiaries during his employment with the Company and for an additional 12 month period thereafter. The Existing Agreement also provides that, upon Mr. Bolander's death or disability, he or his estate will receive an amount equal to his then last annual salary. If Mr. Bolander desires to terminate his employment with the Company, pursuant to the terms of the Existing Agreement, he must give the Company three months' prior notice and will receive no severance; however, if he desires to terminate his employment within one year after a change of control of the Company, Mr. Bolander will receive an amount equal to one and one-half times his then last annual salary and bonus as severance. Additionally, if Mr. Bolander is terminated within one year after a change of control of the Company, with or without cause, he would be entitled to receive pursuant to the terms of the Existing Agreement an amount equal to three times his then last annual salary and bonus as severance. If Mr. Bolander is terminated within two years after a change of control of the Company, with or without cause, he would be entitled to receive pursuant to the terms of the Existing Agreement an amount equal to two times his then last annual salary and bonus as severance. If Mr. Bolander is terminated within three years after a change of control of the Company, with or without cause, he would be entitled to receive pursuant to the terms of the Existing Agreement an amount equal to his then last annual salary and bonus as severance. The Existing Agreement was amended in October 1993 to provide that upon any termination of Mr. Bolander's employment, the Company shall continue to be obligated to make the payments required by the Split Dollar Life Insurance Agreement described below.

          Effective as of the date that Purchaser accepts for payment any Shares tendered pursuant to the Offer, the Existing Agreement will be terminated in full. From and after the date of such termination, Mr. Bolander shall not be entitled to receive (i) any further wages or other compensation provided for or anticipated by the Existing Agreement, (ii) except for the payment of $850,000 at the date that Purchaser accepts for payment any Shares tendered pursuant to the Offer to Mr. Bolander (which payment IHF shall make to Mr. Bolander at the date that Purchaser accepts for payment any Shares tendered pursuant to the Offer), any other payment following a change in control or other compensation contemplated by the Existing Agreement, or (iii) any other benefits or compensation arising under or pursuant to the Existing Agreement or, except as may be otherwise provided in the Employment and Noncompetition Agreement (as hereinafter defined), Mr. Bolander's employment relationship with the Company or any of its subsidiaries.

          Employment and Noncompetition Agreement. On March 10, 1998, Mr. Bolander entered into an Employment and Noncompetition Agreement (the "Employment and Noncompetition Agreement") with IHF. Pursuant to the Employment and Noncompetition Agreement, as of the date that Purchaser accepts for payment any Shares tendered pursuant to the Offer, IHF will employ Mr. Bolander and he has agreed to be employed by IHF, in accordance with the terms and provisions of the Employment and Noncompetition Agreement. The terms of the Employment and Noncompetition Agreement are summarized in Item 4 of the Schedule 14D-9 to which this Information Statement is attached.

          Split Dollar Life Insurance Agreement. The Company entered into a Split Dollar Life Insurance Agreement with Mr. Bolander on November 2, 1993 whereby the Company agreed to pay on behalf of a trust established for the benefit of Mr. Bolander eight annual premiums of $36,000 each on a life insurance policy on the life of Mr. Bolander in the face amount of $1,000,000. The Company has a claim to the cash surrender value (or the proceeds of the policy upon the death of Mr. Bolander) for the amount of its full contribution.

     Ronald K. Zuckerman. The Company entered into an employment agreement with Mr. Zuckerman effective June 1, 1994 and amended June 3, 1997, for a term ending May 31, 2001. The agreement, as amended, provides for an annual salary of $144,000 through May 31, 1998, and an annual salary of $75,000 from June 1, 1998 through the end of the term. In addition, Mr. Zuckerman is entitled to such bonus and other benefits as may be determined by the Company's Board of Directors. The agreement provides that, upon the death or disability of Mr. Zuckerman, he or his estate will receive an aggregate amount equal to his annual salary at such time, payable in 12 equal monthly installments. The agreement provides that Mr. Zuckerman will not compete with the Company or its subsidiaries during his employment with the Company and for an additional 12 months thereafter.

OPTIONS

     The Company's executive officers have options outstanding to purchase shares under the Stock Option Plan. As described above, each such option to acquire a share of Common Stock will be canceled and will represent the right to receive an amount in cash equal to the excess, if any, of the per share Merger Consideration and the per share exercise price of such option. During or on behalf of fiscal year 1997, the Company's executive officers received options to purchase in the aggregate 103,800 shares of Common Stock at exercise prices ranging from $6.00 to $6.875 per share, including options to purchase 70,000 shares granted to Mr. Bolander at an exercise price of $6.00 per share.

     The directors and executive officers of the Company will be entitled to receive, as contemplated by the Merger Agreement, cash payments in the manner set forth in the table below (see Item 3 of the Schedule 14D-9 to which this Information Statement is attached):

                     SHARES AND OPTION AMOUNTS WITH RESPECT
               TO THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS

                                                     DOLLAR AMOUNT                                    TOTAL
               NAME                  OWNED SHARES    AT OFFER PRICE    OPTIONS    CASH PAYMENT    CONSIDERATION
               ----                  ------------    --------------    -------    ------------    -------------
Glen S. Bolander...................    403,899         $5,856,536      245,000     $1,763,725      $7,620,261
Michael J. Cannon..................     13,770            199,665       31,300        218,913         418,578
Daniel J. Kinsella.................     10,849            157,311       36,800        261,588         418,899
Michael A. Parent..................      2,583             37,454       15,800        121,888         159,342
Thomas L. Traub....................        705             10,223       10,500         86,563          96,786
Ronald K. Zuckerman................    148,938(1)       2,159,601            0              0       2,478,601
Charles H. Perlman.................      7,262(2)         105,299        4,285(3)      28,689         133,988
Roger L. Weston....................     65,444            948,938       60,000        402,188       1,351,126

-------------------------
(1) Does not include 5,000 shares owned by Mr. Zuckerman's spouse. Mr. Zuckerman disclaims beneficial ownership of those shares.

(2) Does not include 36,320 shares owned beneficially by Mr. Perlman's spouse and 5,000 shares in trust for Mr. Perlman's children. Mr. Perlman disclaims beneficial ownership of those shares.

(3) Does not include options to purchase 76,667 shares held by Mr. Perlman for the benefit of his partners in the law firm of Barack Ferrazzano Kirschbaum Perlman & Nagelberg. Mr. Perlman disclaims beneficial ownership of such options.

                             EXECUTIVE COMPENSATION

     Set forth below is information concerning the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended May 31, 1997, 1996 and 1995, of those persons who were, at May 31, 1997, the Chief Executive Officer and the Named Executive Officers:

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG TERM
                                                  ANNUAL COMPENSATION              COMPENSATION
                                           ----------------------------------      ------------
                                                                 OTHER ANNUAL                      ALL OTHER
                                            SALARY     BONUS     COMPENSATION        OPTIONS      COMPENSATION
   NAME AND PRINCIPAL POSITION      YEAR     ($)        ($)         ($)(1)            (#)(2)         ($)(3)
   ---------------------------      ----    ------     -----     ------------        -------      ------------
Glen S. Bolander,.................  1997   $399,000   $150,000     $   500            70,000        $37,376(4)
Chief Executive Officer and         1996    385,900    125,000       1,500            50,000         37,653(4)
President                           1995    387,500    130,000         750            75,000         38,185(4)
Eric H. Beringause................  1997   $155,000   $ 20,168     $     0                 0        $54,500(7)
Vice President, Marketing(5)        1996    151,200     17,100      37,000(6)          5,900          1,066
                                    1995     34,600     30,100           0            10,600            190
Michael J. Cannon,................  1997   $129,100   $ 24,618     $   500             9,100        $ 1,395
Vice President, Sales               1996    116,600     13,400         500             7,900          1,746
                                    1995    105,800     39,700           0            11,700          1,708
Daniel J. Kinsella,...............  1997   $133,400   $ 25,722     $     0             9,500        $ 2,557
Vice President, Chief Financial     1996    119,000     12,900           0             8,400          2,709
Officer, Treasurer and Secretary    1995    109,000     39,900           0            12,300          2,490
Michael A. Parent,................  1997   $ 91,200   $ 17,942     $     0             8,700        $ 1,744
Vice President, Operations          1996     78,800      4,900           0             2,000              0
                                    1995     70,900     16,700           0             1,600              0
Thomas J. Tatoian,................  1997   $119,067   $      0     $   500                 0        $ 3,299
Vice President, Manufacturing(8)    1996    120,777      4,873         550                 0          2,841
                                    1995    110,900     31,800         550             7,000          2,550

-------------------------
(1) Represents amounts reimbursed during the fiscal year for the payment of income tax preparation.

(2) Awarded during the fiscal year shown or in July or August of the following fiscal year based on performance in the fiscal year shown. All such options have an exercise price equal to the last bid price per share of the Company's Common Stock on the date of grant as reported on the National Association of Securities Dealers, Inc. Automated Quotation System.

(3) Represents amounts contributed by the Company to the Grist Mill Employees Retirement Savings Plan and Trust and amounts paid by the Company in premiums for life insurance coverage except with respect to Mr. Beringause.

(4) Includes a premium of $36,000 paid for a life insurance policy under a split-dollar arrangement whereby the Company will recoup the premium and Mr. Bolander will accrue earnings from the policy.

(5) Mr. Beringause joined the Company in February 1995. His employment with the Company terminated effective as of May 21, 1997.

(6) Includes $30,600 reimbursed to Mr. Beringause for moving expenses. Also includes $6,400 representing a gross up for income tax purposes.

(7) Represents amounts paid to Mr. Beringause with respect to the termination of his employment with the Company.

(8) Mr. Tatoian's employment with the Company terminated effective as of May 31, 1997.

     Shown below is further information on grants of stock options pursuant to the Stock Option Plan during or pertaining to the fiscal year ended May 31, 1997, to the Chief Executive Officer and the Named Executive Officers who are set forth in the Summary Compensation Table above. No stock appreciation rights have ever been granted.

          OPTION GRANTS WITH RESPECT TO FISCAL YEAR ENDED MAY 31, 1997

                                                    INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE VALUE
                                  ------------------------------------------------------     AT ASSUMED ANNUAL RATES
                                               % OF TOTAL                                  OF STOCK PRICE APPRECIATION
                                  OPTIONS    OPTIONS GRANTED    EXERCISE OR                    FOR OPTION TERM(3)
                                  GRANTED    TO EMPLOYEES IN    BASE PRICE    EXPIRATION   ---------------------------
             NAME                 (#)(1)     FISCAL YEAR(2)       ($/SH)         DATE         5%                10%
             ----                 -------    ---------------    -----------   ----------      --                ---
Glen S. Bolander..............    70,000          46.67%          $ 6.00       10/28/03    $128,923          $297,421
Eric H. Beringause............         0              0                0             --           0                 0
Michael J. Cannon.............     9,100           6.07            6.875       01/31/03      19,204            44,303
Daniel J. Kinsella............     9,500           6.33            6.875       01/31/03      20,048            46,251
Michael A. Parent.............     8,700           5.80            6.875       01/31/03      18,360            42,356
Thomas J. Tatoian.............         0              0                0             --           0                 0

-------------------------
(1) All of these options were granted in July 1997 (with the exception of Mr. Bolander's options which were granted in April 1997) based upon the performance of the Named Executive Officers for the fiscal year ended May 31, 1997. With respect to Mr. Bolander, the options vest immediately. With respect to the other Named Executive Officers, the option grants vest according to the following schedule: one-fifth at the one-year anniversary of the grant date, an additional one-fifth at the two-year anniversary, an additional one-fifth at the three-year anniversary, an additional one-fifth at the four year anniversary and the remainder at the four-year eleven-month anniversary of the grant date.

(2) With respect to performance in fiscal year 1997, as of July 1997, a total of 150,000 options were granted to employees of the Company, including the Named Executive Officers. In addition, 30,000 options were granted to the non-employee directors of the Company.

(3) The "potential realizable value" shown represents the potential gains based on annual compound stock price appreciation of 5% and 10% from the date of grant through the full five- and 1/2-year option term. The amounts given represent assumed rates of appreciation only. Actual gains, if any, on option exercises will depend on future performance of the Company's Common Stock and overall stock market conditions. There can be no assurance that the amounts reflected in this table will be achieved.

     Set forth below is information with respect to the unexercised options to purchase the Company's Common Stock granted in fiscal year 1997 and prior years under the Stock Option Plan to the Named Executive Officers and held by them at May 31, 1997. A total of 10,930 options were exercised by the Named Executive Officers during fiscal year 1996-97.

              AGGREGATE OPTION EXERCISES DURING FISCAL YEAR ENDED
             MAY 31, 1997 AND VALUE OF OPTIONS HELD AT MAY 31, 1997

                                                                                              VALUE OF UNEXERCISED
                                SHARES                          NUMBER OF UNEXERCISED        IN-THE-MONEY OPTIONS AT
                             ACQUIRED ON        VALUE        OPTIONS AT MAY 31, 1997 (#)       MAY 31, 1997 ($)(1)
          NAME               EXERCISE (#)    REALIZED ($)     EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
          ----               ------------    ------------    ---------------------------    -------------------------
Glen S. Bolander.........           0           $    0                  325,000/0                    $123,125/$0
Eric H. Beringause.......           0                0               4,120/12,260                       0/ 7,588
Michael J. Cannon........       4,080            4,080              10,290/14,160                   4,649/ 8,095
Daniel J. Kinsella.......       2,770            3,000              16,310/14,140                  6,221/ 15,281
Michael A. Parent........           0                0                5,090/3,660                   2,819/ 2,900
Thomas J. Tatoian........       4,080            3,695                7,680/7,320                   3,475/ 1,150

-------------------------
(1) "Value" has been determined based upon the difference between the per share option exercise price and the last bid price per share of the Company's Common Stock reported on the National Association of Securities Dealers, Inc. Automated Quotation system at the date of exercise or May 31, 1997, as applicable.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors (the "Committee") is composed of independent outside directors, Messrs. Perlman and Weston. The Committee is responsible for administering the policies which govern annual executive compensation. Following review and approval by the Committee, all issues pertaining to executive compensation are submitted to the full Board of Directors for approval.

     Objectives of Executive Compensation. The Company maintains the philosophy that compensation of its executive officers and others shall be directly and materially linked to operating performance. To achieve this linkage, a significant portion of executive compensation includes bonuses and stock options that are granted on the basis of the Company's performance. Thus, while annual salary increases are determined in light of the Company's general performance, as well as the personal performance of the executive officers, annual bonuses are more closely tied to the Company's actual economic performance during the particular fiscal year in question.

     Stock options are granted to the executive officers under the provisions of the Stock Option Plan. Stock options are granted to provide additional incentive to improve stockholder value over the long-term and to encourage and facilitate executive stock ownership. Stock options are granted at the market price of the Common Stock at the date of grant to ensure that executives can only be rewarded for appreciation in the price of the Common Stock when the Company's stockholders are similarly benefited. The Committee determines, on an annual basis, those executives who will receive stock option grants and size of such grants awarded.

     Compensation Committee Procedures. The Committee annually evaluates the personal performance of the Chief Executive Officer of the Company as well as the Company's performance. The Committee also compares the compensation of the Chief Executive Officer over the preceding four fiscal years to the executive compensation of other Midwest public companies. Finally, the Committee analyzes the compensation history of the Chief Executive Officer over the preceding four fiscal years. Personal performance can include such qualitative factors as organizational and management development exhibited from year to year. The compensation of the remaining executive officers of the Company, including the other Named Executive Officers, is recommended by Mr. Bolander. Increases in base salary are determined primarily by performance -- both that of the Company and that of each executive officer. The achievement of corporate and business unit financial and strategic goals are considered as well as individual performance, including managerial effectiveness, teamwork, leadership and innovation.

     Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits the deductibility on the Company's tax return of compensation over $1 million to the Chief Executive Officer and any of the Named Executive Officers of the Company unless, in general, the compensation is paid pursuant to a plan which is performance-related, non-discretionary and has been approved by the Company's stockholders. The Committee's policy with respect to Section 162(m) is to make reasonable efforts to ensure that compensation is deductible to the extent permitted while simultaneously providing Company executives with appropriate rewards for their performance.

     Compensation of the Chief Executive Officer. The annual base salary for the Company's Chief Executive Officer, Glen S. Bolander was $399,000 for fiscal year 1997, which represented an increase of approximately 3% (or $13,100) from the prior fiscal year. Mr. Bolander's annual base salary and the increase thereto was based on the Company's performance during fiscal year 1996, and Mr. Bolander's performance in relation to the Company's operations and executive compensation for past years. Mr. Bolander was awarded a cash bonus of $150,000 with respect to fiscal year 1997, and he was granted options to purchase 70,000 shares of Common Stock at the market price at the time of grant ($6.00 per share). The Committee determined the number of options granted to Mr. Bolander and his cash bonus in light of his contributions to the Company and performance for fiscal year 1997.

     Submitted by the Compensation Committee:

     Charles H. Perlman     Roger L. Weston

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Bolander made recommendations to the Company's Board of Directors regarding the compensation of the executive officers of the Company, other than compensation decisions with respect to himself. Mr. Bolander is an officer of the Company and its wholly-owned subsidiary, Grist Mill Confections, Inc. Mr. Zuckerman serves as a director and on the compensation committee of GreatBanc, Inc., of which Mr. Weston is the Chairman of the Board, Chief Executive Officer and President. Mr. Perlman serves as a director and on the compensation committee of the Company as well as on the compensation committee of GreatBanc, Inc. Mr. Weston serves as a director and on the compensation committee of the Company and on the compensation committee of GreatBanc, Inc.

EMPLOYEE BENEFIT PLANS

     To provide stockholders with additional information regarding the plans under which the Chief Executive Officer and the Named Executive Officers have received compensation, the following is a summary of the Grist Mill Employees Retirement Savings Plan and Trust (the "Retirement Plan") and the Stock Option Plan.

     Retirement Plan. The Retirement Plan, in effect since 1986, was formally approved by the stockholders at the 1991 annual meeting of the Company's stockholders. Employees are eligible to participate in the Retirement Plan when they are 21 years of age and have completed one full year of service. Employees may make annual pre-tax contributions to the Retirement Plan of up to 15% of their annual salaries or wages. The Company makes a matching contribution of 30% on up to the first 7% of each employee's annual salary and wages. All matching contributions are automatically 100% vested when contributed. Each year the Board of Directors, at its discretion, determines what amount, if any, the Company will make as a profit sharing contribution to the Retirement Plan. Although to date the Company has made no profit sharing contributions, a profit sharing contribution, if made, would be allocated to the accounts of individual employees meeting certain minimum service criteria for the fiscal year, based on a formula which takes into account total years of service and total compensation. Profit sharing contributions would continue to vest fully upon the completion of five years of service. The sum of annual salary deferrals, matching contributions and profit sharing allocations per individual may not exceed the lesser of $30,000 or 25% of the individual's annual wages or salary.

     The Retirement Plan is a defined contribution plan intended to qualify under Section 401(a) of the Code and contains a deferred feature intended to qualify under Section 401(K) of the Code. Benefits may be paid out in the event of the retirement, disability, death or termination of employment of an employee.

     Stock Option Plan. In November 1986 the Company adopted the Stock Option Plan to provide incentives for certain key employees or other persons to exert maximum efforts towards the success of the Company, and also to help attract and retain personnel of the highest quality. All employees, officers, directors or consultants of the Company, its parent and subsidiaries are eligible to participate in the Stock Option Plan. The term of the Stock Option Plan expires on November 1, 2001. The Company has reserved 2,500,000 shares of Common Stock for issuance under the Stock Option Plan.

     Effective June 5, 1997, the Board of Directors assumed the administration of the Stock Option Plan from the Committee. The Board of Directors (previously the Committee) is responsible for determining which of the eligible persons shall be granted options, the manner and time of exercise of such options and the exercise price of the options. Mr. Bolander then recommends the number of options to be granted to each individual. Members of the Committee are now eligible for discretionary grants under the Stock Option Plan.

     Options must be exercised in accordance with the Stock Option Plan and terms set by the Board. Each option terminates if not exercised by the exercise date set by the Board. Unless otherwise specified when the option is granted, options granted to an employee who ceases to become an employee terminates in the following manner. If the cessation is due to death, the options must be exercised by the decedent's beneficiary within one year from date of death. If the cessation of employment is due to permanent disability, the option must be exercised within one year. If the cessation of employment is due to any other reason, the option terminates at the end of three months.

     Unless otherwise specified when the option is granted, options are not transferable except by will or by the laws of descent and distribution, and options may be exercised only by the person granted the option during that person's lifetime.

     The Stock Option Plan is not covered by the Employees Retirement Income Security Act (ERISA). The Stock Option Plan is not qualified under Section 401 of the Code. Generally, there will be no federal tax consequences to the Company or the recipient of the options at the time the options are granted. When options are exercised, the Company incurs a "business expense" federal income tax deduction equal to the difference, if any, between the fair market value of each option on the exercise date and the option exercise price. On exercise, the recipient of the options will have reportable ordinary income equal to the difference, if any, between the fair market value of the options on the exercise date and the option exercise price.

PERFORMANCE GRAPH

     The graph set forth below depicts total cumulative shareholder return and assumes $100 invested on May 31, 1992 in the Company's Common Stock, the Standard & Poor's ("S&P") Foods Index and the NASDAQ Stock Market -- U.S. Index for the period of the Company's last five fiscal years (May 31, 1992=100). The S&P Foods Index is composed of 13 of the largest publicly traded food companies in the United States. The graph assumes all dividends are reinvested.

                                                                         NASDAQ
                                                                         STOCK
               Measurement Period                      GRIST             MARKET          S&P FOODS
             (Fiscal Year Covered)                    MILL CO.           (U.S.)            INDEX
5/92                                                           100               100               100
5/93                                                           164               120               105
5/94                                                            98               127               104
5/95                                                           173               151               131
5/96                                                           122               219               155
5/97                                                           124               246               204

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The law firm of Barack Ferrazzano Kirschbaum Perlman & Nagelberg, of which Charles H. Perlman is a partner, is engaged from time to time to represent the Company in legal matters. For general legal services, the firm has been paid legal fees and expenses of approximately $400,775 from June 1, 1996, the beginning of the Company's last completed fiscal year, through March 10, 1998. The firm has been engaged to represent the Company in connection with the Offer and the Merger.

                               DIRECTORS MEETINGS

     During the fiscal year ended May 31, 1997, the Board of Directors held six meetings, each of which was attended by all directors. The Board of Directors also conducted business by unanimous written consent on 17 occasions. The Company has a standing audit committee and a standing compensation committee. The audit committee, consisting of Messrs. Perlman and Weston, reviews and monitors the accounting policies and control procedures of the Company, recommends the engagement of the independent accountants and reviews the scope of the audit. The audit committee met five times during the last fiscal year, with both Messrs. Perlman and Weston present at each such meeting. The compensation committee, consisting of Messrs. Perlman and Weston, met once in the 1997 fiscal year, with both Messrs. Perlman and Weston in attendance.